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Exhibit 99.1

First Quarter Report
 2011

MI Developments Inc.

MI Developments Inc. 455 Magna Drive Aurora, Ontario Canada L4G 7A9

MI DEVELOPMENTS ANNOUNCES 2011 FIRST QUARTER RESULTS

May 12, 2011, Aurora, Ontario, Canada — MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) ("MID" or the "Company") today announced its results for the three-month period ended March 31, 2011. The MID consolidated results for the three-month periods ended March 31, 2011 and 2010 are summarized below (all figures are in U.S. dollars):

	Three months ended March 31,
(in thousands, except per share figures)	2011	2010
Revenues(1)	$44,958	$44,543

Income from continuing operations(1)	$12,875	$15,354
Income (loss) from discontinued operations(1)	10,846	(225)

Net income	$23,721	$15,129

Diluted earnings (loss) per share from:
— continuing operations	$0.27	$0.33
— discontinued operations	0.23	(0.01)

Diluted earnings per share	$0.50	$0.32

Funds from operations ("FFO")(2)	$23,510	$25,825
Diluted FFO per share(2)	$0.50	$0.55

(1)
As a result of the reorganization proposal receiving approval in the first quarter of 2011 (please refer to the section titled "Reorganization Proposal and Discontinued Operations"), the operating results of the Racing & Gaming Business, as well as the Company's lands held for development and a property located in the United States, have been presented as discontinued operations.

(2)
FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under U.S. GAAP and therefore may not be comparable to similar measures presented by other companies. The Company determines FFO using the definition prescribed in the United States by the National Association of Real Estate Investment Trusts® ("NAREIT"). For a reconciliation of FFO to income from continuing operations, please refer to the section titled "Reconciliation of Funds from Operations to Income from Continuing Operations".

REORGANIZATION PROPOSAL AND DISCONTINUED OPERATIONS

On January 31, 2011, the Company entered into definitive agreements with respect to a reorganization proposal which contemplates the elimination of MID's dual class share capital structure through which Mr. Frank Stronach and his family control MID (the "Stronach Shareholder"). The reorganization proposal achieves this through: i) the cancellation of 363,414 MID Class B Shares held by the Stronach Shareholder upon the transfer to the Stronach Shareholder of the Company's Racing & Gaming Business including $20.0 million of working capital at January 1, 2011, substantially all of the Company's lands held for development and associated assets and liabilities, a property located in the United States, and cash in the amount of $3.8 million per month (or portions thereof) from February 1, 2011 to the effective date the reorganization proposal is implemented (expected to be June 30, 2011) plus $2.5 million and ii) the purchase for cancellation by MID of each of the other 183,999 MID Class B Shares in consideration for 1.2 MID Class A Subordinate Voting Shares, which following cancellation of the MID Class B Shares will be renamed Common Shares.

The proposed reorganization will be implemented pursuant to a court-approved plan of arrangement (the "Arrangement") under the Business Corporations Act (Ontario) and was approved on March 29, 2011 by

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98.08% of the votes cast by holders of MID's Class A Subordinate Voting Shares and Class B Shares at the annual general and special meeting of shareholders. On March 31, 2011, the Ontario Superior Court of Justice issued a final order approving the Arrangement. As a result, the Arrangement is expected to close on the last day of the calendar month in which a tax ruling from Canada Revenue Agency in respect of the transaction is received. The receipt of the tax ruling is not a condition to closing and if it is not received by June 30, 2011, the Arrangement will close on June 30, 2011. The conditions to the closing of the Arrangement, including there being no material adverse change and the accuracy of certain representations and warranties made by MID, are described in MID's Management Information Circular dated February 22, 2011.

As a result of the Arrangement receiving approval prior to the end of the Company's first quarter, the financial position and results of operations of the Racing & Gaming Business, as well as the Company's lands held for development including associated assets and liabilities and a property located in the United States, have been presented as discontinued operations in the unaudited interim consolidated financial statements. Accordingly, the Company's results of operations from continuing operations pertain to the Real Estate Business' income producing properties.

MID CONSOLIDATED FINANCIAL RESULTS

The results of operations of the Company for the three-month periods ended March 31, 2011 and 2010 include those from continuing operations (the Real Estate Business' income producing properties) and discontinued operations (the Racing & Gaming Business, lands held for development and one property located in the United States).

Continuing Operations

For the three-month period ended March 31, 2011, revenues increased by $0.4 million from $44.6 million in the first quarter of 2010 to $45.0 million in the first quarter of 2011. Rental revenues increased from $43.8 million in the first quarter of 2010 to $45.0 million in the first quarter of 2011. Interest and other income from Magna Entertainment Corp. ("MEC") decreased by $0.8 million to nil in the first quarter of 2011.

Rental revenue increased by $1.2 million in the first quarter of 2011 primarily due to the additional rent earned from contractual rent increases, completed projects on-stream and the effect of changes in foreign currency exchange rates, partially offset by the negative impact of vacancies, renewals and re-leasing.

Interest and other income from MEC consists of interest and fees earned in relation to loan facilities between MID and MEC and certain of its subsidiaries. These loan facilities were settled and interest and other income thereon ceased in the second quarter of 2010 as MEC's Chapter 11 process concluded following the close of business on April 30, 2010.

The Real Estate Business' income from continuing operations was $12.9 million in the first quarter of 2011 in comparison to $15.4 million in the prior year period. The decrease in income from continuing operations of $2.5 million is primarily due to increased general and administrative expenses of $2.2 million, foreign exchange losses of $1.1 million and depreciation and amortization expense of $0.2 million, partially offset with a decrease in income tax expense of $0.6 million and an increase in revenues of $0.4 million.

In the first quarter of 2011, general and administrative expenses increased $2.2 million primarily due to the increase in advisory and other costs. Advisory and other costs in the first quarter of 2011 were incurred in connection with the Arrangement whereas in the first quarter of 2010, advisory and other costs were incurred primarily due to MID's involvement in the MEC's Chapter 11 process.

FFO for the first quarter of 2011 decreased $2.3 million from $25.8 million in the prior year period to $23.5 million primarily due to the reduced income from continuing operations for the reasons noted above.

Discontinued Operations

Income (loss) from discontinued operations pertains to the results of operations of the Racing & Gaming Business as well as the lands held for development and a property located in the United States that are expected to be transferred to the Stronach Shareholder pursuant to the Arrangement. Income from

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discontinued operations increased $11.1 million from a loss of $0.2 million in the first quarter of 2010 to income of $10.8 million in the first quarter of 2011. During the first quarter of 2011, income from discontinued operations includes $11.3 million of income from the Racing & Gaming Business partially offset by a loss of $0.4 million from the lands held for development. The loss from discontinued operations for the three-month period ending March 31, 2010 was $0.2 million and was from the lands held for development. There are no comparative results for the Racing & Gaming Business in the first quarter of 2010 as the Company acquired the Racing & Gaming Business on April 30, 2010.

The results of the Racing & Gaming Business experience significant quarterly fluctuations depending on when live races are held at its racetracks. Historically, the first quarter of the year is the most profitable as this is when live racing is held at Gulfstream Park in Florida and Santa Anita Park in California.

Net Income

Net income of $23.7 million for the first quarter of 2011 increased by $8.6 million from net income of $15.1 million in the prior year period. The $8.6 million increase is primarily due to the increases in income from discontinued operations of $11.1 million offset by the decrease in income from continuing operations of $2.5 million for the reasons discussed above.

A more detailed discussion of MID's consolidated financial results for the three-month period ended March 31, 2011 is contained in Management's Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim consolidated financial statements and notes thereto, which are available through the internet on Canadian Securities Administrators' Systems for Electronic Document Analysis and Retrieval (SEDAR) and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

RECONCILIATION OF FUNDS FROM OPERATIONS TO INCOME FROM CONTINUING OPERATIONS

	Three months ended March 31,
(in thousands, except per share information)	2011	2010
Income from continuing operations	$12,875	$15,354
Add back depreciation and amortization	10,635	10,471

Funds from operations	$23,510	$25,825

Basic and diluted funds from operations per share	$0.50	$0.55

Basic number of shares outstanding	46,708	46,708

Diluted number of shares outstanding	46,947	46,708

DIVIDENDS

MID's Board of Directors has declared a dividend of $0.10 per share on MID's Class A Subordinate Voting Shares and Class B Shares for the first quarter ended March 31, 2011. The dividend is payable on or about June 15, 2011 to shareholders of record at the close of business on May 27, 2011.

Unless indicated otherwise, MID has designated the entire amount of all past and future taxable dividends paid since January 1, 2006 to be an "eligible dividend" for purposes of the Income Tax Act (Canada), as amended from time to time. Please contact your tax advisor if you have any questions with regard to the designation of eligible dividends.

ABOUT MID

MID is a real estate operating company engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna

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International Inc. and its automotive operating units in North America and Europe. MID also acquired land for mixed-use and residential projects. Additionally, MID is engaged in racing and gaming operations and owns and operates four thoroughbred racetracks located in the U.S., as well as the simulcast wagering venues at these tracks. Pursuant to the Arrangement, as noted above under the heading "Reorganization Proposal and Discontinued Operations", the racing and gaming operations as well as lands held for development and a property located in the United States are expected to be transferred to the Stronach Shareholder.

For further information, please contact John Simonetti, Interim Chief Financial Officer, at 905-726-7133.

OTHER INFORMATION

For further information about MID, please see our website at www.midevelopments.com. Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators' Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the "Risk Factors" section in the Company's Annual Information Form for 2010, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Company's Annual Report on Form 40-F for the year ended December 31, 2010, which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, the Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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Management's Discussion and Analysis of Results of Operations and Financial Position

For the three-month period ended March 31, 2011

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of MI Developments Inc. ("MID" or the "Company") summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of MID for the three-month period ended March 31, 2011. Unless otherwise noted, all amounts are in United States ("U.S.") dollars and all tabular amounts are in millions of U.S. dollars. This MD&A should be read in conjunction with the accompanying unaudited interim consolidated financial statements for the three-month period ended March 31, 2011 and the audited consolidated financial statements for the year ended December 31, 2010, which are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). This MD&A is prepared as at May 12, 2011. Additional information relating to MID, including the Annual Information Form for fiscal 2010, can be obtained from the Company's website at www.midevelopments.com and on SEDAR at www.sedar.com.

OVERVIEW

MID is engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna International Inc. ("Magna") and its automotive operating units. MID also acquired land for mixed-use and residential projects. Additionally, MID is engaged in racing and gaming operations and owns and operates four thoroughbred racetracks located in the U.S., as well as the simulcast wagering venues at these tracks. The Company operates in two segments, the "Real Estate Business" and the "Racing & Gaming Business".

Real Estate Business

The Real Estate Business is engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna and its automotive operating units. Members of the Magna group of companies are MID's primary tenants and provide approximately 98% of the annual real estate revenue generated by MID's income-producing properties (see "REAL ESTATE BUSINESS — Business and Operations of Magna, Our Principal Tenant — Our Relationship with Magna"). In addition, MID acquired land for industrial development or mixed-use and residential projects. The primary objective of the Company's Real Estate Business is to increase cash flow, net income and the value of its assets in order to maximize the return on shareholders' equity over the long term.

The Real Estate Business is the successor to Magna's real estate division, which prior to its spin-off from Magna on August 29, 2003 was organized as an autonomous business unit within Magna.

Racing & Gaming Business

The Racing & Gaming Business owns and operates four thoroughbred racetracks located in the U.S., as well as the simulcast wagering venues at these tracks including: Santa Anita Park, Golden Gate Fields, Gulfstream Park (which includes a casino with alternative gaming machines) and Portland Meadows; XpressBet, Inc. ("XpressBet®"), a U.S. based national account wagering business, AmTote International Inc. ("AmTote"), a provider of totalisator services to the pari-mutuel industry and a thoroughbred training centre in Palm Meadows, Florida. The Racing & Gaming Business also owns a 50% joint venture interest in The Village at Gulfstream Park™, an outdoor shopping and entertainment centre located adjacent to Gulfstream Park, a 50% joint venture interest in HRTV, LLC, which owns Horse Racing TV®, a television network focused on horse racing, a 51% interest in Maryland RE & R LLC, a joint venture with real estate and racing operations in Maryland, including Pimlico Race Course, Laurel Park and a thoroughbred training centre and a 49% joint venture interest in Laurel Gaming LLC, a joint venture established to pursue gaming opportunities at the Maryland properties.

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The Racing & Gaming Business is the successor to the racing and gaming operations of Magna Entertainment Corp. ("MEC"), as certain of MEC's operations were transferred to MID on April 30, 2010 pursuant to MEC's Plan of Reorganization (the "Plan") under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") (see "SIGNIFICANT MATTERS — MEC's Chapter 11 Filing and Plan of Reorganization").

Segmented Information and Discontinued Operations

The Company's reportable segments reflect the manner in which the Company is organized and managed by its senior management. Subsequent to the effective date of the Plan on April 30, 2010, the Company's operations have been segmented between the Real Estate Business and the Racing & Gaming Business. However, as a result of the reorganization proposal (see "SIGNIFICANT MATTERS — Reorganization Proposal"), the financial position and results of operations of the Racing & Gaming Business, as well as those related to lands held for development and a property located in the United States of the Real Estate Business, have been presented as discontinued operations and, as such, have been excluded from continuing operations. Accordingly, in the accompanying unaudited interim consolidated financial statements, the Company's single reportable segment pertains to the Real Estate Business' income producing properties.

SIGNIFICANT MATTERS

Reorganization Proposal

On January 31, 2011, the Company entered into definitive agreements with respect to a reorganization proposal which contemplates the elimination of MID's dual class share capital structure through which Mr. Frank Stronach and his family control MID (the "Stronach Shareholder"). The reorganization proposal achieves this through: i) the cancellation of 363,414 MID Class B Shares held by the Stronach Shareholder upon the transfer to the Stronach Shareholder of the Company's Racing & Gaming Business including $20.0 million of working capital at January 1, 2011, substantially all of the Company's lands held for development and associated assets and liabilities, a property located in the United States, and cash in the amount of $3.8 million per month (or portions thereof) from February 1, 2011 to the effective date the reorganization proposal is implemented (expected to be June 30, 2011) plus $2.5 million and ii) the purchase for cancellation by MID of each of the other 183,999 MID Class B Shares in consideration for 1.2 MID Class A Subordinate Voting Shares, which following cancellation of the MID Class B Shares will be renamed Common Shares.

The proposed reorganization will be implemented pursuant to a court-approved plan of arrangement (the "Arrangement") under the Business Corporations Act (Ontario) and was approved on March 29, 2011 by 98.08% of the votes cast by holders of MID's Class A Subordinate Voting Shares and Class B Shares at the annual general and special meeting of shareholders. On March 31, 2011, the Ontario Superior Court of Justice issued a final order approving the Arrangement. As a result, the Arrangement is expected to close on the last day of the calendar month in which a tax ruling from Canada Revenue Agency in respect of the transaction is received. The receipt of the tax ruling is not a condition to closing and if it is not received by June 30, 2011, the Arrangement will close on June 30, 2011. The conditions to the closing of the Arrangement, including there being no material adverse change and the accuracy of certain representations and warranties made by MID, are described in MID's Management Information Circular dated February 22, 2011.

The Maryland Jockey Club Complaint

On February 15, 2011, Power Plant Entertainment Casino Resorts Indiana, LLC, PPE Casino Resorts Maryland, LLC and The Cordish Company (the "Plaintiffs") sued, among other defendants, MID, certain subsidiary entities and joint ventures, including The Maryland Jockey Club ("MJC") and certain of its subsidiaries (collectively, the "MJC Entities"), as well as MID's Chairman and Chief Executive Officer, Mr. Frank Stronach, in the Circuit Court for Baltimore City in Baltimore, Maryland. The claims asserted in the Plaintiffs' complaint against MID, the MJC Entities and Mr. Stronach (the "Complaint") are alleged to have arisen from events that occurred in Maryland in connection with the referendum conducted in November 2010 concerning the award of a gaming license to one of the Plaintiff's to conduct alternative gaming at the Arundel

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Mills Mall. The Complaint asserts a number of claims against all the defendants including, among other allegations, that MID and Mr. Stronach, along with a number of other defendants, engaged in actions to defame the Plaintiffs by distributing allegedly false information concerning the Plaintiffs and their operations of a gaming facility in Indiana. The specific claims asserted against MID, the MJC Entities and Mr. Stronach are for alleged civil conspiracy, false light invasion of privacy and defamation. The Complaint seeks an award against all defendants in the amount of $300 million in compensatory damages and $300 million in punitive damages. The Company believes this claim is without merit. On March 25, 2011, a number of defendants, including the MJC Entities and MID, filed a motion in the Circuit Court for Baltimore City, seeking to have the action transferred to the Circuit Court for Anne Arundel County. The Plaintiffs filed an opposition to the motion to transfer on April 22, 2011 and a hearing on the motion is scheduled for June 13, 2011.

MEC's Chapter 11 Filing and Plan of Reorganization

On March 5, 2009 (the "Petition Date"), MEC and certain of its subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under the Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware (the "Court") and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act in Canada.

MEC filed for Chapter 11 protection in order to implement a comprehensive financial restructuring and conduct an orderly sales process for its assets. Under Chapter 11, the Debtors operated as "debtors-in-possession" under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court. In general, the Debtors were authorized under Chapter 11 to continue to operate as an ongoing business, but could not engage in transactions outside the ordinary course of business without the prior approval of the Court. The filing of the Chapter 11 petitions constituted an event of default under certain of the Debtors' debt obligations, including those with MID Islandi s.f. and subsequently MID U.S. Financing Inc. (the "MID Lender"), and those debt obligations became automatically and immediately due and payable. However, subject to certain exceptions under the Bankruptcy Code, the Debtors' Chapter 11 filing automatically enjoined, or stayed, the continuation of any judicial or administrative proceedings or other actions against the Debtors or their property to recover on, collect or secure a claim arising prior to the Petition Date. The Company did not guarantee any of the Debtors' debt obligations or other commitments. Under the priority scheme established by the Bankruptcy Code, unless creditors agreed to different treatment, allowed pre-petition claims and allowed post-petition expenses would be satisfied in full before stockholders are entitled to receive any distribution or retain any property in a Chapter 11 proceeding.

On July 21, 2009, the MID Lender was named as a defendant in an action commenced by the Creditors' Committee in connection with the Debtors' Chapter 11 proceedings asserting, among other things, fraudulent transfer and recharacterization or equitable subordination of MID claims. On August 21, 2009, the Creditors' Committee filed an amended complaint to add MID and Mr. Frank Stronach, among others, as defendants, and to include additional claims for relief, specifically a breach of fiduciary duty claim against all defendants, a breach of fiduciary duty claim against MID and the MID Lender, and a claim for aiding and abetting a breach of fiduciary duty claim against all defendants. On August 24, 2009, MID and the MID Lender filed a motion to dismiss the claims against them by the Creditors' Committee. The Court denied the motion on September 22, 2009. On October 16, 2009, MID and the MID Lender filed their answer to the complaint, denying the allegations asserted against them.

On January 11, 2010, the Company announced that MID, the MID Lender, MEC and the Creditors' Committee had agreed in principle to the terms of a global settlement and release in connection with the action. Under the terms of the settlement, as amended, in exchange for the dismissal of the action with prejudice and releases of MID, the MID Lender, their affiliates, and all current and former officers and directors of MID and MEC and their respective affiliates, the unsecured creditors of MEC received on the effective date of the Plan on April 30, 2010 cash of $89.0 million plus $1.5 million as a reimbursement for certain expenses incurred in connection with the action. Under the terms of the settlement, certain assets of MEC were transferred to MID, including among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC's interest in The Village at Gulfstream Park™), Portland Meadows, MJC which includes Pimlico Race Course and Laurel Park, AmTote and XpressBet® (the "Transferred Assets"). The settlement and release was implemented through the Plan.

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On February 18, 2010, MID announced that MEC had filed the Plan and related Disclosure Statement (the "Disclosure Statement") in connection with the MEC Chapter 11 proceedings which provided for, among other things, the transfer of the Transferred Assets to MID. On April 26, 2010, MID announced that the Plan was confirmed by order of the Court. On April 30, 2010, the closing conditions of the Plan were satisfied or waived, and the Plan became effective following the close of business on April 30, 2010.

In satisfaction of MID's claims relating to the 2007 MEC Bridge Loan, the 2008 MEC Loan and the MEC Project Financing Facilities (each discussed further under "LOANS RECEIVABLE FROM MEC"), in addition to the Transferred Assets that were transferred to MID on the effective date of the Plan, MID received $19.9 million of the net proceeds from the sale of Thistledown by the Debtors on July 29, 2010 and the unsecured creditors of MEC received the net proceeds in excess of such amount. In addition, the Plan provided that upon the completion of the sale of Lone Star LP by the Debtors pursuant to an agreement previously filed in the Court, the unsecured creditors of MEC will receive the first $20.0 million of the net proceeds from such sale and MID will receive any net proceeds in excess of such amount, which is estimated to be approximately $26.4 million, net of a working capital adjustment at closing. The estimated proceeds of $26.4 million will consist of $11.4 million in cash and a note receivable of $15.0 million. The note receivable will bear interest at 5.0% per annum and will be repaid in three $5.0 million instalments plus accrued interest every nine months from the date of closing of the sale of Lone Star LP. The note receivable is unsecured but has been guaranteed by the parent company of the purchaser. In connection with the Arrangement (see "SIGNIFICANT MATTERS — Reorganization Proposal"), the proceeds from the sale of Lone Star LP will be shared equally between the Company and the Stronach Shareholder. Accordingly, 50% of the estimated proceeds from the sale of Lone Star LP are included in "current portion of receivable from reorganized MEC" and "receivable from reorganized MEC" and the remaining 50% of the sale proceeds are included in "discontinued operations" on the accompanying unaudited interim consolidated balance sheets at March 31, 2011 and December 31, 2010. The sale of Lone Star LP is anticipated to be completed in the second quarter of 2011. The risks and uncertainties relating to the sale of Lone Star LP pursuant to the Plan include, among others:

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that the closing does not occur or is delayed;

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if closing does not occur, it is uncertain as to how long the process for the marketing and sale of such asset will take; and

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if closing does not occur, there is uncertainty as to whether or at what price such asset will be sold or whether any bids by any third party for such asset will materialize or be successful.

MID also has the right to receive any proceeds from the litigation by MEC against PA Meadows, LLC for future payments under the holdback agreement relating to MEC's prior sale of The Meadows racetrack ("The Meadows Holdback Note") and litigation against Cushion Track Footing USA, LLC relating to the failure to install a racing surface at Santa Anita Park suitable for the purpose for which it was intended. The Company has not received any proceeds concerning these lawsuits since the acquisition of the Transferred Assets. In connection with the Arrangement (see "SIGNIFICANT MATTERS — Reorganization Proposal"), any future payments under The Meadows Holdback Note will be shared equally between the Company and the Stronach Shareholder. The proceeds, if any, that may be received from The Meadows Holdback Note has not been recognized in the accompanying unaudited interim consolidated financial statements.

Under the Plan, rights of MID and MEC against MEC's directors' and officers' insurers were preserved with regard to the settlement in order to seek appropriate compensation for the releases of all current and former officers and directors of MID and MEC and their respective affiliates. On July 19, 2010, September 2, 2010 and October 29, 2010, MID received $13.0 million, $5.9 million and $2.5 million, respectively, for an aggregate total of $21.4 million of compensation from MEC's directors' and officers' insurers. Pursuant to the Plan, on April 30, 2010, MID also received $51.0 million of the amounts previously segregated by the Debtors from the sale of Remington Park.

As at March 31, 2011, the Company's equity investment in MEC consisted of 2,923,302 shares of its Class B Stock and 218,116 shares of its Class A Subordinate Voting Stock ("MEC Class A Stock"), representing approximately 96% of the total voting power of its outstanding stock and approximately 54% of the total equity interest in MEC. Under the Plan, on the date the shares of Lone Star LP or substantially all the assets of Lone Star LP are sold by the Debtors, all MEC stock will be cancelled and the holders of MEC shares will not be

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entitled to receive or retain any property or interest in property under the Plan, and the stock of the reorganized MEC will be issued and distributed to the administrator retained by the Debtors to administer the Plan.

REAL ESTATE BUSINESS

Our real estate assets included in continuing operations are comprised of income-producing properties and properties under development (see "RESULTS OF OPERATIONS FOR THE THREE-MONTHS ENDED MARCH 31, 2011 — REAL ESTATE BUSINESS — RENTAL PORTFOLIO — Real Estate Properties"). The Real Estate Business also owns approximately 1,400 acres of land held for future development. Under the terms of the Arrangement (see "SIGNIFICANT MATTERS — Reorganization Proposal"), substantially all of the Company's land held for future development will be transferred to the Stronach Shareholder.

Our income-producing properties consist of heavy industrial manufacturing facilities, light industrial properties, corporate offices, product development and engineering centres and test facilities. The Real Estate Business holds a global portfolio of 106 income-producing industrial and commercial properties located in nine countries: Canada, the United States, Mexico, Austria, Germany, the Czech Republic, the United Kingdom, Spain and Poland. This portfolio of income-producing properties represents 27.5 million square feet of leaseable area with a net book value of approximately $1.2 billion at March 31, 2011. The lease payments are primarily denominated in three currencies: the euro, the Canadian dollar and the U.S. dollar.

Subject to the significant decline in the level of business received from Magna over the past few years as discussed under "Business and Operation of Magna, Our Principal Tenant — Our Relationship with Magna" below, as well as the downturn in the global real estate markets over the past few years, we intend to continue to use our local market expertise, cost controls and long-established relationships with the Magna group to expand our existing real estate portfolio of industrial and commercial properties both with the Magna group and, potentially, with other parties.

Business and Operations of Magna, Our Principal Tenant

Magna and certain of its subsidiaries are the tenants of all but 14 of the Real Estate Business' income-producing properties. Magna is one of the world's most diversified global automotive suppliers. Magna designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Magna's product capabilities span a number of major automotive areas, including interior systems, seating systems, closure systems, body and chassis systems, vision systems, electronic systems, exterior systems, powertrain systems, roof systems, hybrid electric vehicles/systems and complete vehicle engineering and assembly.

The terms of the Real Estate Business' lease arrangements with Magna generally provide for the following:

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leases on a "triple-net" basis, under which tenants are contractually obligated to pay directly or reimburse the Real Estate Business for virtually all costs of occupancy, including operating costs, property taxes and maintenance capital expenditures;

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rent escalations based on either fixed-rate steps or inflation;

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renewal options tied to market rental rates or inflation;

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environmental indemnities from the tenant; and

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tenant's right of first refusal on sale of property.

Our Relationship with Magna

For the three-month period ended March 31, 2011, the Magna group contributed approximately 98% of the rental revenues of our Real Estate Business and Magna continues to be our principal tenant. Our income-producing property portfolio has grown from 75 properties totalling approximately 12.4 million square feet at the end of 1998 to 106 properties totalling approximately 27.5 million square feet of leaseable area at

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March 31, 2011. Between the end of 1998 and the end of 2010, the total leaseable area of our income-producing property portfolio has increased by approximately 15.1 million square feet (net of dispositions), representing a 12-year compound annual growth rate of approximately 6.9%.

The level of business MID has received from Magna has significantly declined over the past few years. This decline is primarily due to: pressures in the automotive industry and Magna's plant rationalization strategy, which have resulted in the closing of a number of manufacturing facilities in high cost countries; and uncertainty over MID's ownership structure and strategic direction due largely to the disputes between the Company and certain of its shareholders. Although MID continues to explore alternatives to re-establish a strong and active relationship with Magna, these factors may translate into a more permanent reduction in the quantum of business that MID receives from Magna. Our income-producing property portfolio decreased from 109 properties at the end of 2006 to 106 properties at March 31, 2011 and total leaseable area remained consistent at approximately 27.5 million square feet. Between the end of 2004 and the end of 2010, the total leaseable area of our income-producing property portfolio grew at a compound annual growth rate of approximately 1.2%.

On July 23, 2010, Magna's shareholders approved a proposed plan to eliminate the dual class share capital structure through which the Stronach Trust controlled Magna. On August 17, 2010, the Ontario Superior Court also approved the proposed plan and effective August 31, 2010, Magna's dual class share capital structure was eliminated resulting in the Stronach Trust no longer having a controlling interest in Magna. As a result, MID and Magna have ceased to be under common control for tax purposes and our foreign earnings may be subject to a significantly higher rate of tax which will adversely affect our after-tax results of operations and Funds From Operations ("FFO") (see "RESULTS OF OPERATIONS FOR THE THREE-MONTHS ENDED MARCH 31, 2011 — REAL ESTATE BUSINESS — Funds From Operations"). In addition, the impact, if any, on our relationship with Magna, resulting from the cessation of control of Magna by the Stronach Trust, and the Arrangement by which the Stronach Trust would cease to control MID (see "SIGNIFICANT MATTERS — Reorganization Proposal") is unknown.

Automotive Industry Trends and Magna Plant Rationalization Strategy

Magna's success is primarily dependent upon the levels of North American and European car and light truck production by Magna's customers and the relative amount of content Magna has in the various programs. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including but not limited to general economic and political conditions, interest rates, credit availability, energy and fuel prices, international conflicts, labour relations issues, regulatory requirements, trade agreements, infrastructure, legislative changes, and environmental emissions and safety issues. These factors and a number of other economic, industry and risk factors which also affect Magna's success, including such things as relative currency values, commodities prices, price reduction pressures from Magna's customers, the financial condition of Magna's supply base and competition from manufacturers with operations in low cost countries, are discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2010.

These trends and the challenging environment existing in the automotive industry have resulted in Magna seeking to take advantage of lower operating cost countries and consolidating, moving, closing and/or selling operating facilities to align its capacity utilization and manufacturing footprint with vehicle production and consumer demand. Given these trends, there is a risk that Magna may take additional steps to offset the production declines and capacity reductions, which might include closing additional facilities which are leased from MID and growing its manufacturing presence in new markets where MID to date has not had a significant presence.

At March 31, 2011, Magna's plant rationalization strategy includes nine facilities under lease from the Company (two in Canada, six in the United States and one in Germany) with an aggregate net book value of $25.8 million. These nine facilities represent 1.0 million square feet of leaseable area with annualized lease payments of approximately $4.2 million, or 2.3% of MID's annualized lease payments at March 31, 2011. The weighted average lease term to expiry (based on leaseable area) of these properties at March 31, 2011, disregarding renewal options, is approximately 5.5 years. MID management expects that given Magna's publicly disclosed strategy of continuously seeking to optimize its global manufacturing footprint, Magna may

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further rationalize facilities. Magna continues to be bound by the terms of the lease agreements for these leased properties regardless of its plant rationalization strategy. However, in light of the importance of the relationship with Magna to the success of the Real Estate Business, MID management continues to evaluate alternatives that provide Magna with the flexibility it requires to operate its automotive business.

RACING & GAMING BUSINESS (INCLUDED IN DISCONTINUED OPERATIONS)

As a result of the Arrangement (see "SIGNIFICANT MATTERS — Reorganization Proposal"), the results of operations of the Racing & Gaming Business are included in discontinued operations in the accompanying unaudited interim consolidated financial statements.

The Racing & Gaming Business' primary source of racing revenues is commissions earned from pari-mutuel wagering. Pari-mutuel wagering on horse racing is a form of wagering in which wagers on horse races are aggregated in a commingled pool of wagers (the "mutuel pool") and the payoff to winning customers is determined by both the total dollar amount of wagers in the mutuel pool and the allocation of those dollars among the various kinds of bets. Unlike casino gambling, the customers bet against each other, and not against us, and therefore no risk of loss is borne with respect to any wagering conducted. The Racing & Gaming Business retains a pre-determined percentage of the total amount wagered (the "take-out") on each event, regardless of the outcome of the wagering event, and the remaining balance of the mutuel pool is distributed to the winning customers. Of the percentage retained, a portion is paid to the horse owners in the form of purses or winnings, which encourage the horse owners and their trainers to enter their horses in our races. Our share of pari-mutuel wagering revenues is based on pre-determined percentages of various categories of the pooled wagers at our racetracks. The maximum pre-determined percentages are approved by state regulators. Pari-mutuel wagering on horse racing occurs on the live races being conducted at racetracks, as well as on televised racing signals, or simulcasts, received or imported by the simulcast wagering facilities located at such racetracks or off-track betting ("OTB") facilities, and through various forms of account wagering. Our racetracks have simulcast wagering facilities to complement our live horse racing, enabling our customers to wager on horse races being held at other racetracks.

The Racing & Gaming Business also generates gaming revenues from its Gulfstream Park gaming operations. Gaming revenues represent the net win earned on slot wagers. Net win is the difference between wagers placed and winning payouts to patrons.

Non-wagering revenues include totalisator equipment sales and service revenues from AmTote earned in the provision of totalisator services to racetracks, food and beverage sales, program sales, admissions, parking, sponsorship, rental fees and other revenues.

Live race days are a significant factor in the operating and financial performance of our racing business. Another significant factor is the level of wagering per customer on our racing content on-track, at inter-track simulcast locations and at OTB facilities. There are also many other factors that have a significant impact on our racetrack revenues. Such factors include, but are not limited to: attendance at our racetracks, inter-track simulcast locations and OTB facilities; activity through our XpressBet® system; the number of races conducted at our racetracks and at racetracks whose signals we import and the average field size per race; our ability to attract the industry's top horses and trainers; inclement weather; and changes in the economy.

Operating costs of the Racing & Gaming Business principally include salaries and benefits, the cost of providing totalisator services and manufacturing totalisator equipment, utilities, racetrack repairs and maintenance expenses, sales and marketing expenses, rent, printing costs, property taxes, license fees and insurance premiums.

The Racing & Gaming Business is seasonal in nature and racing revenues and operating results for any quarter are not indicative of the racing revenues and operating results for the year. Because the racetracks run live race meets predominantly during the first half of the year, the racing operations historically operate at a loss in the second half of the year, with the third quarter typically generating the largest operating loss. This seasonality results in large quarterly fluctuations in revenues, operating results and cash flows.

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Racing Industry Trends

The overall trend in the horse racing industry is declining handle and revenues. The total U.S. wagering handle is down 8.5% for the three-months ended March 31, 2011 in comparison to the prior year period. This follows a decrease in total industry handle from 2007 to 2010 of 22.5% (Source: Equibase Company LLC, The Jockey Club). In addition, due to the overall reduction in the supply of horses, many racetracks in the U.S. have had to reduce the number of race days or have experienced smaller field sizes.

There has been a general decline in the number of people attending and wagering at live horse races at North American racetracks due to a number of factors, including increased competition from other forms of gaming, unwillingness of customers to travel a significant distance to racetracks and the increasing availability of off-track and account wagering. The declining attendance at live horse racing events has prompted racetracks to rely increasingly on revenues from inter-track, off-track and account wagering markets. The industry-wide focus on inter-track, off-track and account wagering markets has increased competition among racetracks for outlets to simulcast their live races.

Government Regulation Impacting The Racing & Gaming Business

Horse racing is a highly regulated industry. In the U.S., individual states control the operations of racetracks located within their respective jurisdictions with the intent of, among other things, protecting the public from unfair and illegal gambling practices, generating tax revenue, licensing racetracks and operators and preventing organized crime from being involved in the industry. Although the specific form may vary, states that regulate horse racing generally do so through a horse racing commission or other regulatory authority. Regulatory authorities perform background checks on all racetrack owners prior to granting them the necessary operating licenses. Horse owners, trainers, jockeys, drivers, stewards, judges and backstretch personnel are also subject to licensing by regulatory authorities. State regulation of horse races extends to virtually every aspect of racing and usually extends to details such as the presence and placement of specific race officials, including timers, placing judges, starters and patrol judges.

In the U.S., interstate pari-mutuel wagering on horse racing is also subject to the federal Interstate Horseracing Act of 1978 and the federal Interstate Wire Act of 1961. As a result of these two statutes, racetracks are able to commingle wagers from different racetracks and wagering facilities and broadcast horse racing events to other licensed establishments.

With respect to our racetracks, licenses to conduct live horse racing and to participate in simulcast wagering are required, and there is no assurance that these licenses will be granted, renewed or maintained in good standing, as applicable.

Specific government regulations that impacted the Racing & Gaming Business are detailed in the Annual Report and Annual Report on Form 40-F, each in respect of the year ended December 31, 2010 and remain substantially unchanged in the first quarter of 2011.

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FOREIGN CURRENCIES

Fluctuations in the U.S. dollar's value relative to other currencies will result in fluctuations in the reported U.S. dollar value of revenues, expenses, income, cash flows, assets and liabilities. At March 31, 2011, approximately 75% of the Real Estate Business' rental revenues are denominated in currencies other than the U.S. dollar (see "RESULTS OF OPERATIONS FOR THE THREE-MONTHS ENDED MARCH 31, 2011 — REAL ESTATE BUSINESS — RENTAL PORTFOLIO — Annualized Lease Payments"). As such, material changes in the value of the U.S. dollar relative to these foreign currencies (primarily the euro and Canadian dollar) may have a significant impact on the Real Estate Business' results.

The following table reflects the changes in the average exchange rates during the three-month periods ended March 31, 2011 and 2010, as well as the exchange rates as at March 31, 2011 and December 31, 2010, between the most common currencies in which the Company conducts business and MID's U.S. dollar reporting currency.

	Average Exchange Rates Three Months Ended March 31,
	2011	2010	Change
1 Canadian dollar equals U.S. dollars	1.014	0.961	6%
1 euro equals U.S. dollars	1.368	1.384	(1%	)

	Exchange Rates As at
	March 31, 2011	December 31, 2010	Change
1 Canadian dollar equals U.S. dollars	1.029	1.005	2%
1 euro equals U.S. dollars	1.418	1.339	6%

The results of operations and financial position of all Canadian and most European operations are translated into U.S. dollars using the exchange rates shown in the preceding table. The changes in these foreign exchange rates impacted the reported U.S. dollar amounts of the Company's revenues, expenses, income, assets and liabilities. From time to time, the Company may enter into derivative financial arrangements for currency hedging purposes, but the Company's policy is not to utilize such arrangements for speculative purposes. Throughout this MD&A, reference is made, where relevant, to the impact of foreign exchange fluctuations on reported U.S. dollar amounts.

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RESULTS OF OPERATIONS FOR THE THREE-MONTHS ENDED MARCH 31, 2011

The results of operations of the Company for the three-month periods ended March 31, 2011 and 2010 as discussed in this MD&A include those from continuing operations and discontinued operations. The results of operations from continuing operations include the income-producing property portfolio of the Real Estate Business. The operating results of the Racing & Gaming Business for the three-month period ended March 31, 2011, as well as the operating results of the Company's properties held for development and a property located in the United States for the three-month periods ended March 31, 2011 and 2010 have been presented in "income (loss) from discontinued operations" as a result of the Arrangement (see "SIGNIFICANT MATTERS — Reorganization Proposal"). The operating results of the Company's properties held for development and a property located in the United States were previously included in the Real Estate Business' operating results.

REAL ESTATE BUSINESS

Highlights

	Three Months Ended March 31,
(in millions, except per share information)	2011	2010	Change
Rental revenues	$45.0	$43.8	3%
Interest and other income from MEC	—	0.8	(100%	)
Revenues	45.0	44.6	1%
Income from continuing operations	12.9	15.4	(16%	)
Funds from operations ("FFO")	23.5	25.8	(9%	)
Diluted FFO per share(3)	$0.50	$0.55	(9%	)

(in millions, except number of properties)	March 31, 2011	December 31, 2010	Change
Number of income-producing properties	106	106	—
Leaseable area (sq. ft.)	27.5	27.5	—
Annualized lease payments ("ALP")	$184.1	$176.8	4%
Income-producing property, gross book value ("IPP")	$1,675.7	$1,623.2	3%
ALP as percentage of IPP	11.0%	10.9%	—

Rental Revenue

Rental revenues for the three-month period ended March 31, 2011 increased $1.2 million to $45.0 million in 2011 from $43.8 million in the prior year period. The change in rental revenues is discussed below:

Rental revenue, three months ended March 31, 2010	$43.8
Contractual rent increases	0.7
Completed projects on-stream	0.2
Vacancies of income-producing properties	(0.1)
Renewals and re-leasing of income-producing properties	(0.4)
Effect of changes in foreign currency exchange rates	0.6
Other	0.2

Rental revenue, three months ended March 31, 2011	$45.0

The $0.7 million increase in revenue from contractual rent adjustments includes (i) $0.3 million from cumulative CPI-based increases (being increases that occur every five years or once a specified cumulative increase in CPI has occurred) implemented in 2010 and 2011 on properties representing 8.4 million square feet of leaseable area, (ii) $0.3 million from annual CPI-based increases implemented in 2011 on

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properties representing 6.7 million square feet of leaseable area and (iii) $0.1 million from fixed contractual adjustments on properties representing 0.3 million square feet of leaseable area.

Completed projects on-stream contributed $0.2 million to rental revenue for the three-month period ended March 31, 2011. These projects include the completion of Phase I and Phase II of a Magna-related expansion project in Mexico in May 2010 and August 2010 which added 103 thousand and 19 thousand square feet of leaseable area, respectively.

One property became vacant in the first quarter of 2010 upon the expiry of the lease agreement pertaining to 132 thousand square feet of leasable area, resulting in a $0.1 million reduction in revenues over the prior year period.

Renewals and re-leasing had a $0.4 million negative impact on revenues compared to the prior year period. In 2010, the renewals of seven Magna leases in Canada, the United States and Mexico were negotiated. These renewals, representing an aggregate of 611 thousand square feet of leasable area, were negotiated at lower market rental rates than the expiring lease rates thereby reducing revenues by $0.3 million in the three-month period ended March 31, 2011 as compared to the prior year period. As a result of Magna's plant rationalization strategy (see "REAL ESTATE BUSINESS — Automotive Industry and Magna Plant Rationalization Strategy"), the Real Estate Business terminated a lease with Magna in May 2010 for 246 thousand square feet of leaseable area that had been vacated in 2009. The Company subsequently entered into a long-term lease with a third party for this property. The vacancy and re-leasing of this property resulted in a $0.1 million decrease in revenues in the first quarter of 2011, however, in 2010, the Real Estate Business recorded a lease termination fee of $1.9 million relating to this property. During the first quarter of 2011, revenues decreased by $0.1 million due to a lease negotiation with a Magna tenant relating to a 298 thousand square foot facility in Mexico that was finalized in June 2010. Partially offsetting these decreases in rental revenues was $0.1 million increase in revenue due to the expiry of a rent-free period relating to the leasing of a 58 thousand square foot facility to a third-party tenant in the third quarter of 2010.

For the first quarter of 2011, approximately 75% of the Real Estate Business' rental revenues are denominated in currencies other than the U.S. dollar (primarily the euro and Canadian dollar). Foreign exchange had a $0.6 million positive impact on reported rental revenues. During the first quarter of 2011, the average foreign exchange rate relating to the Canadian dollar strengthened against the U.S. dollar as compared to the prior year period thereby increasing rental revenue by $0.8 million. Revenues were negatively impacted by $0.2 million as the average foreign exchange rate relating to the euro weakened against the U.S. dollar in the first quarter of 2011 as compared to the prior year period.

Interest and Other Income from MEC

Interest and other income from MEC consist of interest and fees earned in relation to loan facilities between the MID Lender and MEC and certain of its subsidiaries. The decrease in interest and other income of $0.8 million to nil in the first quarter of 2011 is due to the loan facilities being settled at the conclusion of the Debtors' Chapter 11 process on April 30, 2010.

General and Administrative Expenses

General and administrative expenses increased by $2.2 million to $14.1 million in the first quarter of 2011 from $11.9 million in the prior year period. General and administrative expenses for the first quarter of 2011 include $6.0 million of advisory and other related costs primarily incurred in connection with the Arrangement announced in December 2010 (see "SIGNIFICANT MATTERS — Reorganization Proposal"). General and administrative expenses for the first quarter of 2010 include $4.5 million of advisory and other related costs incurred primarily with respect to MID's involvement in the Debtors' Chapter 11 process (see "SIGNIFICANT MATTERS — MEC's Chapter 11 Filing and Plan of Reorganization"). Excluding advisory and other costs, general and administrative expenses increased $0.7 million in the first quarter of 2011 primarily due to increased insurance expense of $1.1 million primarily related to increased premiums in connection with the Company's Directors' and Officers' liability insurance, increased compensation expense of $0.4 million primarily pertaining to the Company's Non-Employee Director Share-Based Compensation Plan resulting from the increase in the Company's share price during the first quarter of 2011 as compared to the first quarter

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of 2010, as well as increased retainer and meeting fees associated with the Arrangement (see "SIGNIFICANT MATTERS — Reorganization Proposal"), partially offset by the decrease in termination costs of $0.9 million related to the departure of a member of senior management in the first quarter of 2010.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by $0.1 million to $10.6 million in the three-month period ended March 31, 2011 compared to $10.5 million in the prior year period, primarily due to foreign exchange (see "FOREIGN CURRENCIES").

Interest Expense, Net

Net interest expense was $4.0 million in the first quarter of 2011 ($4.1 million of interest expense less $0.1 million of interest income) compared to $3.9 million in the prior year period ($4.0 million of interest expense less $0.1 million of interest income). The increased net interest expense is primarily due to $0.3 million of increased interest expense associated with foreign exchange relating to the Company's Debentures as they are denominated in Canadian dollars and $0.1 million associated with increased borrowings on the revolving credit facility, partially offset with $0.3 million of increased capitalized interest for properties under development.

Foreign Exchange Losses (Gains)

The Real Estate Business recognized net foreign exchange losses of $0.5 million in the first quarter of 2011 compared to net foreign exchange gains of $0.6 million in the prior year period. The drivers of such foreign exchange losses and gains are primarily the re-measurement of certain net current and future tax balances of an MID subsidiary that has a functional currency other than that in which income taxes are required to be paid and the re-measurement of U.S. dollar denominated net assets held within MID's corporate entity, which has a Canadian functional currency.

Income Tax Expense

The Real Estate Business' income tax expense for the first quarter of 2011 was $2.9 million, representing an effective tax rate of 18.1%, compared to an income tax expense of $3.5 million in the prior year period, representing an effective tax rate of 18.7%. Changes in the effective tax rate are primarily due to changes in the mix of taxable income earned in the various countries in which the Real Estate Business operates.

Income From Continuing Operations

Income from continuing operations was $12.9 million in the first quarter of 2011 in comparison to $15.4 million in the prior year period. The decrease in income from continuing operations of $2.5 million is primarily due to increases in general and administrative expenses of $2.2 million and foreign exchange losses of $1.1 million, partially offset with a decrease in income tax expense of $0.6 million and an increase in revenues of $0.4 million.

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Funds From Operations

	Three Months Ended March 31,
(in thousands, except per share information)	2011	2010	Change
Income from continuing operations	$12,875	$15,354	(16%	)
Add back depreciation and amortization	10,635	10,471	2%

Funds from operations	$23,510	$25,825	(9%	)

Basic and diluted funds from operations per share	$0.50	$0.55	(9%	)

Basic number of shares outstanding	46,708	46,708

Diluted number of shares outstanding	46,947	46,708

The Company determines FFO using the definition prescribed in the U.S. by the National Association of Real Estate Investment Trusts ("NAREIT"). Under the definition of FFO prescribed by NAREIT, the impact of future income taxes and any asset impairments are included in the calculation of FFO and discontinued operations are excluded from the calculation of FFO.

The $2.3 million decrease in FFO compared to the prior year period is primarily due to decreased income from continuing operations of $2.5 million (see "RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2011 — REAL ESTATE BUSINESS — Income From Continuing Operations").

INCOME (LOSS) FROM DISCONTINUED OPERATIONS

Discontinued operations in the first quarter of 2011 include the operations of the Racing & Gaming Business, substantially all of the Company's lands held for development and associated assets and liabilities and a property located in the United States that are to be transferred to the Stronach Shareholder pursuant to the Arrangement (see "SIGNIFICANT MATTERS — Reorganization Proposal"). Discontinued operations in the first quarter of 2010 include the operations of the Company's lands held for development and a property located in the United States. The Racing & Gaming Business is excluded from discontinued operations for the three-months ended March 31, 2010 as these operations were acquired by the Company after the first quarter of 2010, on April 30, 2010 (see "SIGNIFICANT MATTERS — MEC's Chapter 11 Filing and Plan of Reorganization").

	Three Months Ended March 31,
	2011	2010
Revenues	$173,923	$20
Purses, awards and other	98,806	—
Operating costs	48,150	—
General and administrative	10,298	485
Depreciation and amortization	3,380	58
Interest income	(206)	(164)
Foreign exchange gains	(33)	—
Equity loss	2,870	—

Income (loss) before income taxes	10,658	(359)
Income tax recovery	(188)	(134)

Income (loss) from discontinued operations	$10,846	$(225)

During the first quarter of 2011, the Racing & Gaming Business revenues were $173.9 million. The first quarter for the Racing & Gaming Business is typically the most profitable quarter given that two of our largest racetracks, Gulfstream Park and Santa Anita Park, run live race meets principally during this period. The

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Florida operations had revenues of $73.1 million which reflected revenues generated at Gulfstream Park of $70.7 million and at the Palm Meadows Training Center of $2.4 million. Gulfstream Park's revenues were positively impacted by strong average field size per race and favourable weather. The Palm Meadows Training Center operation was open for training during the first quarter of 2011 and generated stable rental and other revenue. The California operations had revenues of $82.5 million during the first quarter of 2011 which included revenues generated by Santa Anita Park of $61.6 million and Golden Gate Fields of $20.9 million and were reflective of current national trends in the horse racing industry. The Oregon operations had revenues of $3.4 million. Revenues from our account wagering and totalisator operations had revenues of $18.6 million. Account wagering and totalisator revenues were negatively impacted by national wagering trends and horse inventory supply issues which resulted in many racetracks reducing live race days or experiencing lower average field size per race. The above revenues were reduced by $3.7 million primarily as a result of intercompany eliminations related to transactions between our racetracks, account wagering operations and separate OTB facilities.

Purses, awards and other were $98.8 million during the first quarter of 2011 and as a percentage of pari-mutuel revenues were 61.9%, while gaming costs of sales were 57.4% of gaming revenues.

Operating costs were $48.2 million in the first quarter of 2011 and as a percentage of total racing, gaming and other revenues, operating costs were 27.7%.

General and administrative expenses were $9.6 million for the first quarter of 2011 and include costs such as salaries and benefits, professional fees and other administrative expenses.

Equity loss for the first quarter of 2011 of $2.9 million represents the Company's proportionate share of losses incurred on our investments in Maryland RE & R LLC of $2.2 million and The Village at Gulfstream Park™ of $0.8 million, partially offset by our proportionate share of income on our investment in HRTV, LLC of $0.1 million.

The income from discontinued operations amounts to $10.8 million and is comprised of net income from the Racing & Gaming Business of $11.2 million partially offset by the net loss from the lands held for development of $0.4 million. The Racing & Gaming Business net income was generally reflective of the seasonality of when our tracks hold live racing. The net loss of the lands held for development relates primarily to carrying costs associated with these properties.

NET INCOME

Net income of $23.7 million for the first quarter of 2011 increased from net income of $15.1 million in the prior year period. The $8.6 million increase in net income is primarily due to income generated in the Racing & Gaming Business, which is included in "income (loss) from discontinued operations". The Racing & Gaming Business generated $11.2 million of net income in the first quarter of 2011 with no comparative amount in the prior year period as the Transferred Assets were acquired on April 30, 2010. The increase in rental revenues of $1.2 million and the $0.6 million reduction in income tax expense also increased net income. The increases in net income were partially offset by the reduction in interest and other income from MEC of $0.8 million and increases of $2.2 million in general and administrative expenses and $1.1 million in foreign exchange losses.

REAL ESTATE BUSINESS — RENTAL PORTFOLIO

Annualized Lease Payments

Annualized lease payments, as at December 31, 2010	$176.8
Contractual rent adjustments	2.4
Renewals and re-leasing of income-producing properties	(0.8)
Effect of changes in foreign currency exchange rates	5.7

Annualized lease payments, as at March 31, 2011	$184.1

Annualized lease payments represent the total annual rent of the Real Estate Business assuming the contractual lease payments as at the last day of the reporting period were in place for an entire year, with rents

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denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect at the last day of the reporting period (see "REAL ESTATE BUSINESS — FOREIGN CURRENCIES").

During the first quarter of 2011, annualized lease payments increased by $7.3 million, or 4.1%, from $176.8 million at December 31, 2010 to $184.1 million at March 31, 2011. The strengthening of the Canadian dollar and the euro against the U.S. dollar increased annualized lease payments by $5.7 million. Contractual rent adjustments increased annualized lease payments by $2.4 million, including $2.2 million from CPI-based increases on properties representing 10.0 million square feet of leaseable area and $0.2 million from fixed contractual adjustments on properties representing 0.2 million square feet of leaseable area. Lease renewals of four properties leased to Magna, three in Canada and one in the U.S., representing an aggregate of 434 thousand square feet of leasable area decreased annualized lease payments by $0.8 million as these income producing properties were released at lower negotiated market rental rates than the expiring lease rate.

The annualized lease payments by currency at March 31, 2011 and December 31, 2010 were as follows:

	March 31, 2011		December 31, 2010
euro	$76.3	41%	$70.9	40%
Canadian dollar	62.3	34	60.5	34
U.S. dollar	43.7	24	43.8	25
Other	1.8	1	1.6	1

	$184.1	100%	$176.8	100%

Lease Rollover Risk

Lease rollover risk arises from the possibility that the Company may experience difficulty renewing leases as they expire or replacing tenants. The following table sets out lease expiries, by square footage, for our portfolio at March 31, 2011.

	2011	2012	2013	2014	2015	2016	2017	2018 & Beyond	Total
Canada	761	374	1,146	—	643	—	3,299	1,844	8,067
U.S.	—	171	1,683	72	213	—	1,576	1,759	5,474
Mexico	—	—	856	—	68	—	1,097	374	2,395
Austria	—	—	73	—	—	1,264	5,639	891	7,867
Germany	—	—	1,835	—	—	29	—	1,166	3,030
Other	—	—	373	75	—	—	33	184	665

Total	761	545	5,966	147	924	1,293	11,644	6,218	27,498

Real Estate Properties

The Real Estate Business' real estate assets from continuing operations are comprised predominantly of income-producing properties and properties under development. The net book values of the Real Estate Business' real estate assets are as follows:

	March 31, 2011	December 31, 2010
Income-producing real estate properties	$1,195.7	$1,169.4
Properties held for development	1.0	0.9
Properties under development	24.2	10.3

Real estate properties, net	$1,220.9	$1,180.6

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Income-Producing Properties:

At March 31, 2011, the Real Estate Business had 106 income-producing properties, representing 27.5 million square feet of rentable space. The income-producing properties are comprised predominantly of industrial plants strategically located and leased by Magna primarily to provide automotive parts and modules to the world's manufacturers of cars and light trucks for their assembly plants throughout North America and Europe. The portfolio also includes several office buildings that comprise 8% of the total square footage of income-producing properties, including the head offices of Magna in Canada and Austria. The book value of the income-producing portfolio by country as at March 31, 2011 was as follows:

	Book Value	Percent of Total
Canada	$428.8	36%
Austria	334.0	28
U.S.	215.0	18
Germany	116.9	9
Mexico	68.6	6
Other countries	32.4	3

	$1,195.7	100%

Properties Held for Development:

Pursuant to the Arrangement (see "SIGNIFICANT MATTERS — Reorganization Proposal"), substantially all of the Company's lands held for development will be transferred to the Stronach Shareholder as consideration for the cancellation of all 363,414 MID Class B Shares held by the Stronach Shareholder. These properties held for development have been presented in discontinued operations in the accompanying unaudited interim consolidated financial statements.

Properties Under Development:

At March 31, 2011, the Real Estate Business had seven expansion projects with the Magna group (two in Germany, four in Austria, one in the United States) and one improvement project to an existing facility for a third-party tenant in Canada representing 354 thousand square feet and total cost of approximately $51.6 million, of which $24.2 million has been spent at March 31, 2011.

LIQUIDITY AND CAPITAL RESOURCES

The Company's continuing operations generated cash flows from operations of $31.5 million in the first quarter of 2011 and at March 31, 2011 had cash and cash equivalents from continuing operations of $75.4 million and shareholders' equity of $1.5 billion. As at March 31, 2011, pursuant to the Arrangement (see "SIGNIFICANT MATTERS — Reorganization Proposal"), the Real Estate Business is expected to contribute to the Racing & Gaming Business $15.4 million of cash representing the shortfall in the working capital position at January 1, 2011 and the $3.8 million monthly funding to June 30, 2011.

Cash Flow

Operating Activities

The Company generated cash flow from operations before changes in non-cash working capital balances of $23.1 million in the first quarter of 2011 compared to $26.3 million in the prior year period. The reduction is due to a decrease in income from continuing operations of $2.5 million and the $0.8 million decrease in non-cash items (see note 13(a) to the unaudited interim consolidated financial statements) primarily relating to future income taxes.

The change in non-cash balances was a source of cash of $8.4 million in the first quarter of 2011 compared to a use of cash of $2.5 million in the first quarter of 2010 (see note 13(b) to the unaudited interim consolidated

20    MI Developments Inc.      2011

financial statements). The increase in source of cash of $10.9 million is primarily due to the increase in accounts payable and accrued liabilities and income tax payable balances at March 31, 2011.

Investing Activities

Cash used in investing activities for the first quarter of 2011 was $12.2 million which is substantially as a result of capital expenditures of $12.2 million on property and fixed asset additions. The increase of $9.6 million in capital expenditures compared to the prior year period is due to the number of properties under development (see "RESULTS OF OPERATIONS FOR THE THREE-MONTHS ENDED MARCH 31, 2011 — REAL ESTATE BUSINESS — RENTAL PORTFOLIO — Real Estate Properties").

Financing Activities

Cash used in financing activities in the first quarter of 2011 was $2.2 million and was a result of the Company repaying a mortgage on an income-producing property which matured in January 2011.

Bank Financing

The Company has an unsecured senior revolving credit facility in the amount of $50.0 million that is available by way of U.S. or Canadian dollar loans or letters of credit (the "MID Credit Facility") and matures on December 22, 2011, unless further extended with the consent of both parties. Interest on drawn amounts is calculated based on an applicable margin determined by the ratio of funded debt to earnings before interest, income tax expense, depreciation and amortization. The Company is subject to interest at LIBOR or bankers' acceptance rates, in each case plus 2.75%, or the U.S. base or Canadian prime rate, in each case plus 1.75%. At March 31, 2011, the Company had Cdn. $13.0 million ($13.4 million) drawn under the MID Credit Facility (December 31, 2010 — Cdn. $13.0 million) and had issued letters of credit totalling $2.8 million (December 31, 2010 — $2.9 million). The weighted average interest on the loans outstanding under the MID Credit Facility at March 31, 2011 was 5.06%.

In December 2004, MID issued Cdn. $265.0 million of 6.05% senior unsecured debentures (the "Debentures") due December 22, 2016, at a price of Cdn. $995.70 per Cdn. $1,000.00 of principal amount. The Debentures rank equally with all of MID's existing and future senior unsecured indebtedness. At March 31, 2011, all of the Debentures remained outstanding. The total outstanding at March 31, 2011 was $270.6 million.

At March 31, 2011, the Company's debt to total capitalization ratio was 16%. Management believes that the Company's cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

At March 31, 2011, the Company was in compliance with all of its debt agreements and related covenants. The Company has had preliminary discussions with its bankers to amend the MID Credit Facility to allow for the change in control of the Company pursuant to the Arrangement (see "SIGNIFICANT MATTERS — Reorganization Proposal"). The Company expects to receive this amendment.

LOANS RECEIVABLE FROM MEC

On April 30, 2010, the outstanding balance of the loans receivable from MEC amounting to $326.0 million was settled as part of the Plan. These loans were comprised of: a bridge loan of up to $80.0 million (subsequently increased to $125.0 million) through a non-revolving facility (the "2007 MEC Bridge Loan"); project financing facilities made available to Gulfstream Park Racing Association, Inc. and Remington Park, Inc., the wholly-owned subsidiaries of MEC that owned and/or operated Gulfstream Park and Remington Park, respectively, in the amounts of $162.3 million and $34.2 million, respectively, plus costs and capitalized interest (together, the "MEC Project Financing Facilities"); a loan of up to a maximum commitment, subject to certain conditions being met, of $125.0 million (plus costs and fees) (the "2008 MEC Loan"); and a debtor-in-possession loan extended to MEC in connection with MEC's Chapter 11 proceedings (the "DIP Loan").

MI Developments Inc.      2011    21

CONTROLS AND PROCEDURES

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

As a result of our acquisition of the Transferred Assets under the Plan on April 30, 2010, the consolidated operating results, financial condition and cash flows of the Company continue to be materially impacted. The internal controls and procedures of the Racing & Gaming Business have a material effect on our internal control over financial reporting. Refer to the accompanying unaudited interim consolidated financial statements for the three-month period ended March 31, 2011 for financial information concerning the Transferred Assets.

MID's management, including the Chief Executive Officer and the Interim Chief Financial Officer, continue to evaluate the internal controls and procedures surrounding the Transferred Assets. During the first quarter of 2011, there were no changes in the internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

Information on the Company's commitments, contractual obligations, contingencies and off-balance sheet arrangements is detailed in the annual financial statements and MD&A for the year ended December 31, 2010. On a quarterly basis, the Company updates that disclosure for any material changes outside the normal course of business. For further details of the Company's commitments, contractual obligations, contingencies and off-balance sheet arrangements, other than as discussed in this MD&A, refer to notes 2, 3, 4, 7 and 15 to the unaudited interim consolidated financial statements for the three-months ended March 31, 2011.

RELATED PARTY TRANSACTIONS

Information about the Company's ongoing related party transactions is detailed in the annual financial statements and MD&A for the year ended December 31, 2010. On a quarterly basis, the Company updates that disclosure for any material changes outside the normal course of business. For further details of the Company's transactions with related parties, other than as discussed in this MD&A, refer to notes 1, 2 and 3 to the unaudited interim consolidated financial statements for the three-months ended March 31, 2011.

OUTSTANDING SHARES

As at the date of this MD&A, the Company had 46,575,564 Class A Subordinate Voting Shares and 547,413 Class B Shares outstanding. The increase of 415,000 Class A Subordinate Voting Shares from March 31, 2011 is a result of directors exercising stock options on April 1, 2011.

DIVIDENDS

In March 2011, the Company declared a quarterly dividend with respect to the three-month period ended December 31, 2010. The dividend of $0.10 per Class A Subordinate Voting Share and Class B Share was paid on or about April 15, 2011 to shareholders of record at the close of business on April 8, 2011. In respect of the three-month period ended March 31, 2011, the Board has declared a dividend of $0.10 per Class A Subordinate Voting Share and Class B Share, which will be paid on or about June 15, 2011 to shareholders of record at the close of business on May 27, 2011.

RISKS AND UNCERTAINTIES

There are numerous risks and uncertainties that could affect our ability to achieve our desired results. These risks and uncertainties are discussed in our Annual Information Form and Annual Report on Form 40-F, each

22    MI Developments Inc.      2011

in respect of the year ended December 31, 2010, and remain substantially unchanged in respect of the first quarter ended March 31, 2011.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Information on new accounting pronouncements and developments is detailed in the annual financial statements and MD&A for the year ended December 31, 2010. On a quarterly basis, the Company updates that disclosure for any material changes. The Company adopted a number of new accounting standards under U.S. GAAP that did not impact the Company's financial statements. For details of accounting standards adopted by the Company that did not impact the Company's financial statements, refer to note 1(e) to the unaudited interim consolidated financial statements for the three-months ended March 31, 2011.

SUPPLEMENTARY CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share information)

	Q2'09	Q3'09	Q4'09	Q1'10	Q2'10	Q3'10	Q4'10	Q1'11
Revenue:
Real Estate Business(1)
Rental revenue	$42,007	$43,741	$44,752	$43,759	$42,434	$42,747	$43,694	$44,958
Interest and other income from MEC	13,134	13,251	13,264	784	1,040	—	—	—

	$55,141	$56,992	$58,016	$44,543	$43,474	$42,747	$43,694	$44,958

Income (loss) from continuing operations attributable to MID:
Real Estate Business(1)(2)	$31,556	$28,219	$(72,578)	$15,354	$38,541	$13,962	$(1,076)	$12,875

Net income (loss) attributable to MID:
Real Estate Business(1)(2)	$31,556	$28,219	$(72,578)	$15,354	$38,541	$13,962	$(1,076)	$12,875
Discontinued operations(1)(3)	(227)	(192)	(222)	(225)	(6,541)	(24,487)	(88,232)	10,846

	$31,329	$28,027	$(72,800)	$15,129	$32,000	$(10,525)	$(89,308)	$23,721

Basic earnings (loss) per share from continuing operations	$0.68	$0.60	$(1.55)	$0.33	$0.83	$0.30	$(0.02)	$0.28

Diluted earnings (loss) per share from continuing operations	$0.68	$0.60	$(1.55)	$0.33	$0.83	$0.30	$(0.02)	$0.27

Basic earnings (loss) per share	$0.67	$0.60	$(1.56)	$0.32	$0.69	$(0.23)	$(1.91)	$0.51

Diluted earnings (loss) per share	$0.67	$0.60	$(1.56)	$0.32	$0.69	$(0.23)	$(1.91)	$0.50

FFO
Real Estate Business(2)	$41,626	$38,480	$(61,711)	$25,825	$48,694	$24,158	$9,438	$23,510

Diluted FFO per share
Real Estate Business(2)	$0.89	$0.82	$(1.32)	$0.55	$1.04	$0.52	$0.20	$0.50

Basic shares outstanding	46,708	46,708	46,708	46,708	46,708	46,708	46,708	46,708

Diluted shares outstanding	46,708	46,708	46,708	46,708	46,708	46,708	46,708	46,947

(1)
As a result of the Arrangement, the results of operations of the Racing & Gaming Business as well as the lands held for development and a property located in the United States of the Real Estate Business have been presented as discontinued operations for all periods presented. The Racing & Gaming Business results of operations are included in the Company's consolidated results of operations subsequent to the effective date of the Plan of April 30, 2010 (see "SIGNIFICANT MATTERS — MEC's Chapter 11 Filing and Plan of Reorganization").

(2)
The Real Estate Business' results for 2011 include (i) $6.0 million ($6.0 million net of income taxes) in the first quarter of advisory and other costs primarily incurred in connection with the Arrangement (see "SIGNIFICANT MATTERS — Reorganization Proposal").

  The Real Estate Business' results for 2010 include (i) $4.5 million, $3.4 million, $0.8 million and $0.7 million ($4.5 million, $3.4 million, $0.8 million and $0.7 million net of income taxes) in the first, second, third and fourth quarters, respectively, of advisory and other costs primarily incurred in connection with MID's involvement in the Debtors' Chapter 11 process (see "SIGNIFICANT MATTERS — MEC's Chapter 11 Filing and Plan of Reorganization"), (ii) $10.0 million ($10.0 million net of income taxes) in the second quarter of a recovery of the impairment provision related to loans receivable from MEC, (iii) $20.3 million ($20.3 million net of income taxes) in the second quarter of a purchase price consideration adjustment related to the Transferred Assets, (iv) $1.9 million

MI Developments Inc.      2011    23

  ($1.2 million net of income taxes) relating to a lease termination fee in the second quarter and (v) $12.7 million in the fourth quarter of income tax expense relating to an internal reorganization completed in 2010. The purchase price consideration adjustment of $18.7 million and $2.3 million incurred in the third and fourth quarters of 2010, respectively, partially offset with a $0.7 million purchase price consideration adjustment incurred in the first quarter of 2011 has been retrospectively adjusted to the second quarter of 2010 as certain of the fair values of the Transferred Assets were accounted for in accordance with Accounting Standards Codification 805, "Business Combinations", ("ASC 805"). These fair values were preliminary in nature and subject to change in future reporting periods. Such changes in estimates are accounted for on a retrospective basis as at the acquisition date.

  The Real Estate Business' results for 2009 include (i) $1.4 million, $5.3 million and $8.8 million, respectively ($1.0 million, $3.6 million and $5.9 million, respectively, net of income taxes) of advisory and other costs incurred in the second, third and fourth quarters in connection with evaluating MID's relationship with MEC, including MID's involvement in the Debtors' Chapter 11 process and matters heard by the OSC, and (ii) a $0.3 million gain on disposal of real estate previously classified as "properties held for sale" in the third quarter, (iii) a $4.5 million ($2.7 million net of income taxes) write-down of long-lived assets in the fourth quarter of 2009, (iv) a $90.8 million ($85.2 million net of income taxes) impairment provision relating to loans receivable from MEC and (v) $7.8 million currency translation loss realized from a capital transaction that gave rise to a reduction in the net investment in a foreign operation in the fourth quarter.

(3)
Included in discontinued operations relating to the lands held for development in 2010 are (i) a $1.2 million ($0.7 million net of income taxes) loss on disposal of real estate in the third quarter and (ii) a $40.6 million ($40.6 million net of income taxes) write-down of long-lived assets in the fourth quarter. Included in discontinued operations relating to the Racing & Gaming Business' results for 2010 are (i) $1.0 million ($1.0 million net of income taxes) and $3.5 million ($3.5 million net of income taxes) increase in our proportionate equity loss share of Laurel Gaming LLC in the third and fourth quarters, respectively, due to the pursuit of alternative gaming opportunities, (ii) $0.1 million ($0.1 million net of income taxes) and $3.3 million ($3.3 million net of income taxes) of capital expenditures expensed in the third and fourth quarters, respectively, (iii) $3.5 million ($3.5 million net of income taxes) relating to the write-down of long-lived and intangible assets in the fourth quarter and (iv) $14.9 million ($14.9 million net of income taxes) increase in our equity loss share in Maryland RE & R LLC in the fourth quarter due to the write-off of goodwill. Most of the racetracks operate for prescribed periods each year. As a result, the racing business is seasonal in nature and racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or the year as a whole. The racing operations have historically operated at a loss in the second half of the year, with the third quarter typically generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in operating results subsequent to the effective date of the Plan (see "SIGNIFICANT MATTERS — MEC's Chapter 11 Filing and Plan of Reorganization").

FORWARD-LOOKING STATEMENTS

This MD&A contains statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the "Risk Factors" section in the Company's Annual Information Form for 2010, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Company's Annual Report on Form 40-F for the year ended December 31, 2010, which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, the Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

24    MI Developments Inc.      2011

Interim Consolidated
Financial Statements and Notes
 For the period ended March 31, 2011

Consolidated Balance Sheets
(Refer to note 1 — Basis of Presentation)
(U.S. dollars in thousands)
(Unaudited)

As at	March 31, 2011	December 31, 2010
		(restated — notes 2(b), 4)
ASSETS
Current assets:
Cash and cash equivalents (note 15(d))	$75,384	$66,732
Accounts receivable	4,726	2,817
Income taxes receivable	927	1,469
Current portion of receivable from Reorganized MEC (note 2)	8,189	5,689
Prepaid expenses and other	5,082	6,351
Current assets of discontinued operations (note 4)	676,897	72,115

	771,205	155,173
Receivable from Reorganized MEC (note 2)	5,000	7,500
Real estate properties, net (note 5)	1,220,930	1,180,556
Fixed assets, net	201	210
Other assets (note 6)	4,154	4,356
Deferred rent receivable	13,458	13,420
Future tax assets	2,859	2,629
Discontinued operations (note 4)	—	579,909

Total assets	$2,017,807	$1,943,753

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness (note 7)	$13,377	$13,071
Accounts payable and accrued liabilities (note 8)	31,969	24,032
Dividends payable	4,671	—
Income taxes payable	27,036	24,211
Long-term debt due within one year (note 7)	—	2,254
Deferred revenue	3,184	2,752
Current liabilities of discontinued operations (note 4)	83,171	50,542

	163,408	116,862
Senior unsecured debentures, net	270,601	264,312
Future tax liabilities	38,457	37,746
Discontinued operations (note 4)	—	33,145

Total liabilities	472,466	452,065

Shareholders' equity:
Class A Subordinate Voting Shares
(Shares issued — 46,160,564)	1,506,088	1,506,088
Class B Shares
(Shares issued — 547,413)
(Convertible to Class A Subordinate Voting Shares)	17,866	17,866
Contributed surplus (note 9)	59,020	59,020
Deficit	(248,177)	(267,227)
Accumulated other comprehensive income (note 10)	210,544	175,941

Total shareholders' equity	1,545,341	1,491,688

Total liabilities and shareholders' equity	$2,017,807	$1,943,753

Commitments and contingencies (notes 4, 15)

See accompanying notes

26    MI Developments Inc.      2011

Consolidated Statements of Income
(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Three Months Ended March 31,
	2011	2010
		(restated — note 4)
Revenues
Rental revenue	$44,958	$43,759
Interest and other income from MEC (note 3)	—	784

	44,958	44,543

Operating costs, expenses and income
General and administrative	14,120	11,867
Depreciation and amortization	10,635	10,471
Interest expense, net	3,952	3,889
Foreign exchange losses (gains)	526	(566)

Income before income taxes	15,725	18,882
Income tax expense	2,850	3,528

Income from continuing operations	12,875	15,354
Income (loss) from discontinued operations (note 4)	10,846	(225)

Net income	$23,721	$15,129

Basic earnings (loss) attributable to each MID
Class A Subordinate Voting or Class B Share (note 12)
— continuing operations	$0.28	$0.33
— discontinued operations	0.23	(0.01)

Total	$0.51	$0.32

Diluted earnings (loss) attributable to each MID
Class A Subordinate Voting or Class B Share (note 12)
— continuing operations	$0.27	$0.33
— discontinued operations	0.23	(0.01)

Total	$0.50	$0.32

Average number of Class A Subordinate Voting and Class B
Shares outstanding during the period (in thousands) (note 12)
— Basic	46,708	46,708
— Diluted	46,947	46,708

See accompanying notes

MI Developments Inc.      2011    27

Consolidated Statements of Comprehensive Income (Loss)
(U.S. dollars in thousands)
(Unaudited)

	Three Months Ended March 31,
	2011	2010
Net income	$23,721	$15,129
Other comprehensive income (loss):
Foreign currency translation adjustment (note 10)	34,603	(22,863)

Comprehensive income (loss)	$58,324	$(7,734)

See accompanying notes

 Consolidated Statements of Changes in Deficit
(U.S. dollars in thousands)
(Unaudited)

	Three Months Ended March 31,
	2011	2010
Deficit, beginning of period	$(266,535)	$(191,169)
Retrospective application of purchase price consideration adjustment (note 2(b))	(692)	—

Deficit, beginning of period restated	(267,227)	(191,169)
Net income	23,721	15,129
Dividends	(4,671)	(7,006)

Deficit, end of period	$(248,177)	$(183,046)

See accompanying notes

28    MI Developments Inc.      2011

Consolidated Statements of Cash Flows
(U.S. dollars in thousands)
(Unaudited)

	Three Months Ended March 31,
	2011	2010
		(restated — note 4)
OPERATING ACTIVITIES
Income from continuing operations	$12,875	$15,354
Items not involving current cash flows (note 13(a))	10,182	10,952
Changes in non-cash working capital balances (note 13(b))	8,441	(2,481)

Cash provided by operating activities	31,498	23,825

INVESTING ACTIVITIES
Real estate and fixed asset additions	(12,192)	(2,549)
Decrease in other assets	39	37
Loan repayments from MEC	—	27,794
Loan advances to MEC, net	—	(11,034)

Cash provided by (used in) investing activities	(12,153)	14,248

FINANCING ACTIVITIES
Proceeds from bank indebtedness	4,631	—
Repayment of bank indebtedness	(4,631)	—
Repayment of long-term debt	(2,238)	(55)

Cash used in financing activities	(2,238)	(55)

Effect of exchange rate changes on cash and cash equivalents	3,496	(1,688)

Net cash flows provided by continuing operations	20,603	36,330
DISCONTINUED OPERATIONS
Cash used in operating activities	(1,722)	(127)
Cash used in investing activities	(6,200)	(418)

Net cash flows used in discontinued operations	(7,922)	(545)

Net increase in cash and cash equivalents during the period	12,681	35,785
Cash and cash equivalents, beginning of period	85,407	135,163

Cash and cash equivalents, end of period	98,088	170,948
Less: cash and cash equivalents, end of period of discontinued operations	(22,704)	(157)

Cash and cash equivalents, end of period of continuing operations	$75,384	$170,791

See accompanying notes

MI Developments Inc.      2011    29

Notes to Interim Consolidated Financial Statements
(All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted)
(All amounts as at March 31, 2011 and December 31, 2010 and for the three-month periods ended March 31, 2011 and 2010 are unaudited)

1.     SIGNIFICANT ACCOUNTING POLICIES

(a)  Organization, Segmented Information and Basis of Presentation

  Organization

  MI Developments Inc. ("MID" or the "Company") is the successor to Magna International Inc.'s ("Magna") real estate division, which prior to its spin-off from Magna on August 29, 2003 was organized as an autonomous business unit within Magna. MID was formed as a result of four companies that amalgamated on August 29, 2003 under the Business Corporations Act (Ontario): 1305291 Ontario Inc., 1305272 Ontario Inc., 1276073 Ontario Inc. and MID. These companies were wholly-owned subsidiaries of Magna and held Magna's real estate division and the controlling interest in Magna Entertainment Corp. ("MEC"). All of MID's Class A Subordinate Voting Shares and Class B Shares were distributed to the shareholders of Magna of record on August 29, 2003 on the basis of one of MID's Class A Subordinate Voting Shares for every two Class A Subordinate Voting Shares of Magna held, and one Class B Share for every two Class B Shares of Magna held. MID acquired Magna's controlling interest in MEC as a result of this spin-off transaction.

  On March 5, 2009 (the "Petition Date"), MEC and certain of its subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Court") and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act in Canada. On February 18, 2010, MID announced that MEC had filed the Joint Plan of Affiliated Debtors, an agreement amongst the Official Committee of Unsecured Creditors (the "Creditors' Committee"), MID and MI Developments US Financing Inc. pursuant to the Bankruptcy Code (as amended, the "Plan") and related Disclosure Statement (the "Disclosure Statement") in connection with the MEC Chapter 11 proceedings. The Plan provided, among other things, that the assets of MEC remaining after certain asset sales were to be transferred to MID, including, among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC's interest in The Village at Gulfstream Park™, a joint venture between MEC and Forest City Enterprises, Inc.), Portland Meadows, AmTote International, Inc. ("AmTote") and XpressBet, Inc. ("XpressBet"). On March 23, 2010, the Plan was amended to include the transfer of The Maryland Jockey Club ("MJC") to MID (together with the assets referred to in the preceding sentence, the "Transferred Assets"). On April 30, 2010, the closing conditions of the Plan were satisfied or waived, and the Plan became effective following the close of business on April 30, 2010 (note 2).

  Under the Plan, on the date the shares of MEC Lone Star, LP ("Lone Star LP") or substantially all the assets of Lone Star LP are sold, all MEC stock will be cancelled and the holders of MEC shares will not be entitled to nor will receive or retain any property or interest in property under the Plan, and the stock of the Reorganized MEC will be issued and distributed to the administrator retained by the Debtors as of the effective date to administer the Plan.

  On January 31, 2011, the Company entered into definitive agreements with respect to a reorganization proposal which contemplates the elimination of MID's dual class share capital structure through which Mr. Frank Stronach and his family control MID (the "Stronach Shareholder"). The reorganization proposal achieves this through: i) the cancellation of 363,414 MID Class B Shares held by the Stronach Shareholder upon the transfer to the Stronach Shareholder of the Company's Racing & Gaming Business including $20 million of working capital at January 1, 2011, substantially all of the Company's lands held for development and associated assets and liabilities, a property located in the United States and cash in the amount of $3.8 million per month (or portions thereof) from February 1, 2011 to the effective date the proposed reorganization is implemented (expected to be June 30, 2011) plus $2.5 million and ii) the

30    MI Developments Inc.      2011

  purchase for cancellation by MID of each of the other 183,999 MID Class B Shares in consideration for 1.2 MID Class A Subordinate Voting Shares, which following cancellation of the MID Class B Shares will be renamed Common Shares.

  The reorganization proposal will be implemented pursuant to a court-approved plan of arrangement (the "Arrangement") under the Business Corporations Act (Ontario) and was approved on March 29, 2011 by 98.08% of the votes cast by holders of MID's Class A Subordinate Voting Shares and Class B Shares at the annual general and special meeting of shareholders. On March 31, 2011, the Ontario Superior Court of Justice issued a final order approving the Arrangement. As a result, the Arrangement is expected to close on the last day of the calendar month in which a tax ruling from the Canada Revenue Agency in respect of the transaction is received. The receipt of the tax ruling is not a condition to closing and if it is not received by June 30, 2011, the Arrangement will close on June 30, 2011. The conditions to the closing of the Arrangement, including there being no material adverse change and the accuracy of certain representations and warranties made by MID, are described in MID's Management Information Circular dated February 22, 2011.

  Segmented Information

  The Company's reportable segments reflect the manner in which the Company is organized and managed by its senior management. Subsequent to the effective date of the Plan on April 30, 2010, the Company's operations have been segmented between the "Real Estate Business" and the "Racing & Gaming Business". However, as a result of the Arrangement as noted above, the financial position and results of operations of the Racing & Gaming Business as well as those related to the lands held for development and a property located in the United States of the Real Estate Business have been presented as discontinued operations (note 4) and, as such, have been excluded from continuing operations for all periods presented. Accordingly, in the accompanying unaudited interim consolidated financial statements, the Company's single reportable segment pertains to the Real Estate Business' income producing properties. The results of operations for the three-month period ended March 31, 2010 do not include the results of the Racing & Gaming Business as the Transferred Assets were acquired April 30, 2010.

  Real Estate Business

  MID's real estate operations are engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna and its automotive operating units. In addition, MID has acquired land for industrial development or mixed-use and residential projects.

  At March 31, 2011, the Real Estate Business portfolio consists of 106 income-producing industrial and commercial properties, representing 27.5 million square feet of leaseable area located in nine countries: Canada, the United States, Mexico, Austria, Germany, the Czech Republic, the United Kingdom, Spain and Poland. Substantially all of these real estate assets are leased to Magna's automotive operating units.

  Racing & Gaming Business (included in discontinued operations)

  As a result of the Plan, following the close of business on April 30, 2010, MID became the owner and operator of horse racetracks and a supplier, via simulcasting, of live horse racing content to the inter-track, off-track and account wagering markets.

  As a result of the proposed Arrangement, at March 31, 2011, the Racing & Gaming Business is included in discontinued operations (note 4). The Racing & Gaming Business owns and operates four thoroughbred racetracks located in the United States, as well as the simulcast wagering venues at these tracks, including: Santa Anita Park, Golden Gate Fields, Gulfstream Park (which includes a casino with alternative gaming machines) and Portland Meadows; XpressBet®, a United States based national account wagering business; AmTote, a provider of totalisator services to the pari-mutuel industry; and a thoroughbred training centre in Palm Meadows, Florida. The Racing & Gaming Business also includes: a 50% joint venture interest in The Village at Gulfstream Park™, an outdoor shopping and entertainment

MI Developments Inc.      2011    31

  centre located adjacent to Gulfstream Park; a 50% joint venture interest in HRTV, LLC, which owns Horse Racing TV®, a television network focused on horse racing; a 51% interest in Maryland RE & R LLC, a joint venture with real estate and racing operations in Maryland, including Pimlico Race Course, Laurel Park and a thoroughbred training centre and a 49% joint venture interest in Laurel Gaming LLC, a joint venture established to pursue gaming opportunities at the Maryland properties.

  Basis of Presentation

  The accompanying unaudited interim consolidated financial statements include the accounts of MID and its subsidiaries (references to "MID" or the "Company" include MID's subsidiaries).

(b)  Consolidated Financial Statements

  The accompanying unaudited interim consolidated financial statements have been prepared in U.S. dollars following United States generally accepted accounting principles ("U.S. GAAP") and the accounting policies as set out in note 1 to the annual consolidated financial statements for the year ended December 31, 2010.

  The accompanying unaudited interim consolidated financial statements do not conform in all respects to the requirements of U.S. GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2010.

  The preparation of interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from these estimates. In the opinion of management, the accompanying unaudited interim consolidated financial statements reflect all adjustments, which are of a normal recurring nature necessary to present fairly the financial position at March 31, 2011 and December 31, 2010, and the results of operations and cash flows for the three-month periods ended March 31, 2011 and 2010.

(c)  Seasonality

  The Racing & Gaming Business, which is included in discontinued operations (note 4), is seasonal in nature and racing revenues and operating results for any quarter are not indicative of the racing revenues and operating results for the year. Because the racetracks run live race meets predominantly during the first half of the year, the racing operations historically operate at a loss in the second half of the year, with the third quarter typically generating the largest operating loss. This seasonality results in large quarterly fluctuations in revenues, operating results and cash flows.

(d)  Comparative Amounts

  The comparative amounts related to the financial position, results of operations and cash flows of the Racing & Gaming Business, as well as lands held for development and associated assets and liabilities and a property located in the United States have been reclassified and reflected in discontinued operations (note 4).

(e)  Accounting Changes

  Multiple-Deliverable Revenue Arrangements

  In September 2009, the Financial Accounting Standards Board ("FASB") amended Accounting Standards Codification ("ASC") 605, "Revenue Recognition: Multiple-Deliverable Revenue Arrangements". ASC 605 has been amended: (1) to provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated and the consideration allocated; (2) to require an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have third-party evidence of selling price; and (3) to eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method. The

32    MI Developments Inc.      2011

  amendments are effective for fiscal years beginning on or after June 30, 2010 and adoption may be either prospective or retrospective. The adoption of ASC 605, effective January 1, 2011, did not have any impact on the Company's consolidated financial statements.

  Stock-Based Compensation

  In April 2010, the FASB issued ASU 2010-13, "Compensation — Stock Compensation: Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades". ASU 2010-13 provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment that contains a condition that is not a market, performance or service condition is required to be classified as a liability. ASU 2010-13 is effective for fiscal years beginning on or after December 15, 2010. The adoption of ASU 2010-13, effective January 1, 2011, did not have any impact on the Company's consolidated financial statements.

2.     PARTICIPATION IN MEC'S BANKRUPTCY AND ASSETS TRANSFERRED TO MID

(a)  Chapter 11 Filing and Plan of Reorganization

  On the Petition Date, the Debtors filed voluntary petitions for reorganization under the Bankruptcy Code in the Court and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act in Canada.

  MEC filed for Chapter 11 protection in order to implement a comprehensive financial restructuring and conduct an orderly sales process for its assets. Under Chapter 11, the Debtors operated as "debtors-in-possession" under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court. In general, the Debtors were authorized under Chapter 11 to continue to operate as an ongoing business, but could not engage in transactions outside the ordinary course of business without the prior approval of the Court. The filing of the Chapter 11 petitions constituted an event of default under certain of the Debtors' debt obligations, including those with the MID Lender, and those debt obligations became automatically and immediately due and payable. However, subject to certain exceptions under the Bankruptcy Code, the Debtors' Chapter 11 filing automatically enjoined, or stayed, the continuation of any judicial or administrative proceedings or other actions against the Debtors or their property to recover on, collect or secure a claim arising prior to the Petition Date. The Company did not guarantee any of the Debtors' debt obligations or other commitments. Under the priority scheme established by the Bankruptcy Code, unless creditors agreed to different treatment, allowed pre-petition claims and allowed post-petition expenses must be satisfied in full before stockholders are entitled to receive any distribution or retain any property in a Chapter 11 proceeding.

  On July 21, 2009, the MID Lender was named as a defendant in an action commenced by the Creditors' Committee in connection with the Debtors' Chapter 11 proceedings asserting, among other things, fraudulent transfer and recharacterization or equitable subordination of MID claims. On August 21, 2009, the Creditors' Committee filed an amended complaint to add MID and Mr. Frank Stronach, among others, as defendants, and to include additional claims for relief, specifically a breach of fiduciary duty claim against all defendants, a breach of fiduciary duty claim against MID and the MID Lender, and a claim for aiding and abetting a breach of fiduciary duty claim against all defendants. On August 24, 2009, MID and the MID Lender filed a motion to dismiss the claims against them by the Creditors' Committee. The Court denied the motion on September 22, 2009. On October 16, 2009, MID and the MID Lender filed their answer to the complaint, denying the allegations asserted against them.

  On January 11, 2010, the Company announced that MID, the MID Lender, MEC and the Creditors' Committee had agreed in principle to the terms of a global settlement and release in connection with the action. Under the terms of the settlement, as amended, in exchange for the dismissal of the action with prejudice and releases of MID, the MID Lender, their affiliates, and all current and former officers and directors of MID and MEC and their respective affiliates, the unsecured creditors of MEC received on the effective date of the Plan on April 30, 2010 cash of $89.0 million plus $1.5 million as a reimbursement for

MI Developments Inc.      2011    33

  certain expenses incurred in connection with the action. Under the terms of the settlement, MID received the Transferred Assets. The settlement and release was implemented through the Plan.

  On February 18, 2010, MID announced that MEC had filed the Plan and Disclosure Statement in connection with the MEC Chapter 11 proceedings which provided for, among other things, the assets of MEC remaining after certain asset sales to be transferred to MID, including, among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC's interest in The Village at Gulfstream Park™, a joint venture between MEC and Forest City Enterprises, Inc.), Portland Meadows, AmTote and XpressBet. On March 23, 2010, the Plan was amended to include the transfer of MJC to MID. On April 26, 2010, MID announced that the Plan was confirmed by order of the Court. On April 30, 2010, the closing conditions of the Plan were satisfied or waived, and the Plan became effective following the close of business on April 30, 2010.

  In satisfaction of MID's claims relating to the 2007 MEC Bridge Loan, the 2008 MEC Loan and the MEC Project Financing Facilities, in addition to the assets of MEC that were transferred to MID on the effective date of the Plan, MID received $19.9 million of the net proceeds from the sale of Thistledown by the Debtors on July 29, 2010 and the unsecured creditors of MEC received the net proceeds in excess of such amount. In addition, the Plan provided that upon the completion of the sale of Lone Star LP by the Debtors pursuant to an agreement previously filed in the Court, the unsecured creditors of MEC will receive the first $20.0 million of the net proceeds from such sale and MID will receive any net proceeds in excess of such amount, which is estimated to be approximately $26.4 million, net of a working capital adjustment at closing. The estimated proceeds of $26.4 million will consist of $11.4 million in cash and a note receivable of $15.0 million. The note receivable will bear interest at 5.0% per annum and will be repaid in three $5.0 million instalments plus accrued interest every nine months from the date of closing. As a result, the note receivable will mature 27 months after closing. The note receivable is unsecured but has been guaranteed by the parent company of the purchaser. From the effective date of the Plan to November 30, 2010, the unsecured creditors and MID funded the costs and expenses incurred in connection with the operations of Lone Star LP on a pro rata basis based upon their respective proceeds. Following November 30, 2010 to the date the Lone Star LP sale is consummated, MID will no longer fund the costs and expenses incurred in connection with the operations of Lone Star LP.  The Company has determined that it effectively received a variable interest in Lone Star LP. As a result of the bankruptcy, the power to direct the activities that impact Lone Star LP's economic performance ultimately rests with the administrator retained by the Debtors to administer the Plan and, as such, the Company does not control the variable interest in Lone Star LP. Based on the above, the Company has determined that it is a non-primary beneficiary and accordingly, this variable interest entity ("VIE"), does not meet the criteria for consolidation. The carrying value of the VIE at March 31, 2011 represents the estimated net proceeds MID is entitled to receive of $26.4 million from the sale of Lone Star LP. The maximum possible loss exposure is $26.4 million at March 31, 2011.

  In connection with the Arrangement, the proceeds from the sale of Lone Star LP will be shared equally between the Company and the Stronach Shareholder. Accordingly, 50% of the estimated proceeds from the sale of Lone Star LP are included in "current portion of receivable from Reorganized MEC" and "receivable from Reorganized MEC" and the remaining 50% are included in discontinued operations on the accompanying unaudited interim consolidated balance sheets at March 31, 2011 and December 31, 2010. The sale of Lone Star LP is anticipated to be completed in the second quarter of 2011. The risks and uncertainties relating to the sale of Lone Star LP pursuant to the Plan include, among others:

  •
  that the closing does not occur or is delayed;

  •
  if closing does not occur, it is uncertain as to how long the process for the marketing and sale of such asset will take; and

  •
  if closing does not occur, there is uncertainty as to whether or at what price such asset will be sold or whether any bids by any third party for such asset will materialize or be successful.

  MID also has the right to receive any proceeds from the litigation by MEC against PA Meadows, LLC currently pending in the Court and future payments under the holdback relating to MEC's prior sale of The Meadows racetrack and litigation against Cushion Track Footing USA, LLC relating to the failure to install

34    MI Developments Inc.      2011

  a racing surface at Santa Anita Park suitable for the purpose for which it was intended. The Company has not received any proceeds concerning these litigations since the acquisition of the Transferred Assets. In connection with the Arrangement, any future payments under the holdback relating to MEC's prior sale of The Meadows racetrack will be shared equally between the Company and the Stronach Shareholder. Due to the uncertainty of receiving any proceeds from these litigations, at March 31, 2011 no amounts have been recorded in the accompanying unaudited interim consolidated financial statements.

  Under the Plan, rights of MID and MEC against MEC's directors' and officers' insurers were preserved with regard to the settlement in order to seek appropriate compensation for the releases of all current and former officers and directors of MID and MEC and their respective affiliates. On July 19, 2010, September 2, 2010 and October 29, 2010, MID received $13.0 million, $5.9 million and $2.5 million, respectively, for an aggregate total of $21.4 million of compensation from MEC's directors' and officers' insurers. Pursuant to the Plan, on April 30, 2010, MID also received $51.0 million of the amounts previously segregated by the Debtors from the sale of Remington Park.

(b)  Acquisition of Transferred Assets

  The Company accounted for the transfer of the Transferred Assets, in satisfaction of MID's claims relating to the 2007 MEC Bridge Loan, the 2008 MEC Loan and the MEC Project Financing Facilities, with an estimated fair value of $346.4 million less $40.0 million of cash acquired at April 30, 2010 and the cash payment of $89.0 million to the unsecured creditors of MEC plus $1.5 million as a reimbursement for certain expenses incurred in connection with the action commenced by the Creditors' Committee, under the acquisition method of accounting. Accordingly, the fair value of the consideration was allocated to the net assets acquired and liabilities assumed based on the determination of fair values at April 30, 2010. Determination of fair value required the use of significant assumptions and estimates including future expected cash flows and applicable discount rates and the use of third-party valuations. The Company's final allocation of the fair value of assets acquired and liabilities assumed is as follows:

Assets acquired:
Restricted cash	$10,190
Accounts receivable	65,053
Receivable from Reorganized MEC	67,677
Other current assets	20,479
Real estate properties	375,944
Fixed assets	17,517
Intangible assets	29,200
Goodwill	41,004
Other non-current assets	38,157

$665,221

Liabilities assumed:
Bank indebtedness	$41,910
Accounts payable and accrued liabilities	108,346
Income taxes payable	1,160
Long-term debt due within one year	74,039
Deferred revenue	5,328
Future tax liabilities	33,224
Other long-term liabilities	4,346

268,353

Total purchase price consideration (net of $39,980 of transferred or acquired cash)	$396,868

  The total purchase price consideration of $396.9 million has been retrospectively adjusted by $0.7 million to the date of acquisition on April 30, 2010, due to additional information obtained in the first quarter of 2011 relating to certain preliminary amounts previously recorded for the above assets acquired and liabilities assumed. The $0.7 million purchase price consideration adjustment for the three-month period

MI Developments Inc.      2011    35

  ended March 31, 2011 represents a measurement period adjustment and is retroactively applied to April 30, 2010 when the transfer of the assets was first recorded as an adjustment to the purchase price consideration and related allocation to the Transferred Assets. Accordingly, the changes in the fair values of the Transferred Assets in the three-month period ended March 31, 2011 of $0.7 million have been recorded as an adjustment to the opening deficit in order to give effect to the retrospective adjustment and are comprised of the following items:

Bankruptcy claims(a)	$117
Proceeds from the sale of Lone Star LP(b)	575

Purchase price consideration adjustment	$692

  (a)
  Bankruptcy Claims

    At April 30, 2010, the settlement of allowed administrative, priority and other claims which the Company assumed under the Plan were ongoing and subject to Bankruptcy Court approval. Consequently, at each interim reporting date during the measurement period, the Company made estimates of such settlements based on claims that have been resolved, continue to be objected to and/or negotiated and claims which are still pending Bankruptcy Court approval. As a result, the Company revised the estimates related to expected allowed administrative, priority and other claims assumed by the Company under the Plan by approximately $0.1 million as a result of information received and/or the cash settlement of certain allowed administrative, priority and other claims previously outstanding. Accordingly, the Company recognized an adjustment of $0.1 million to the purchase price consideration and related allocations to the Transferred Assets on April 30, 2010 and is included in "deficit, beginning of period restated" on the consolidated statement of changes in deficit for the three-month period ended March 31, 2011.

  (b)
  Proceeds from the Sale of Lone Star LP

    At April 30, 2010, the Company estimated the expected proceeds from the sale of Lone Star LP included in "current portion of receivable from Reorganized MEC" and "receivable from Reorganized MEC". During the measurement period, the Company revised its estimates relating to the expected proceeds as a result of information obtained relating to the estimated closing costs and Lone Star LP's anticipated working capital position. Accordingly, the Company recognized an adjustment of $0.6 million to the purchase price consideration and related allocations to the Transferred Assets on April 30, 2010 and is included in "deficit, beginning of period restated" on the consolidated statement of changes in deficit for the three-month period ended March 31, 2011.

3.     TRANSACTIONS WITH RELATED PARTIES

Mr. Frank Stronach, who serves as the Chairman of the Company, and three other members of his family are trustees of the Stronach Trust. The Stronach Trust controls the Company through the right to direct the votes attaching to 66% of the Company's Class B Shares. Prior to August 31, 2010, Magna was controlled by M Unicar Inc. ("M Unicar"), a Canadian holding company whose shareholders consist of the Stronach Trust and certain members of Magna's management. M Unicar indirectly owned Magna Class A Subordinate Voting Shares and Class B Shares representing in aggregate approximately 65% of the total voting power attaching to all Magna's shares. The Stronach Trust indirectly owned the shares carrying the substantial majority of the votes of M Unicar. Effective August 31, 2010, Magna's dual-class share capital structure described above was eliminated pursuant to a plan of arrangement and approval by Magna's shareholders and the Ontario Superior Court, resulting in the Stronach Trust no longer having a controlling interest in Magna. However, as Mr. Frank Stronach serves as Chairman and Chief Executive Officer of the Company and is a Director of Magna and also indirectly controls MID and owns the largest shareholding of Magna, MID and Magna are still considered to be related parties solely for accounting purposes.

36    MI Developments Inc.      2011

Loans to MEC

The outstanding balance of the loans receivable from MEC was settled on April 30, 2010 as part of the Plan and the acquisition of the Transferred Assets (note 2). These loans were comprised of: a bridge loan of up to $80.0 million (subsequently increased to $125.0 million) through a non-revolving facility (the "2007 MEC Bridge Loan"); project financing facilities made available to Gulfstream Park Racing Association, Inc. and Remington Park, Inc., the wholly-owned subsidiaries of MEC that owned and/or operated Gulfstream Park and Remington Park, respectively, in the amounts of $162.3 million and $34.2 million, respectively, plus costs and capitalized interest (together, the "MEC Project Financing Facilities"); a loan of up to a maximum commitment, subject to certain conditions being met, of $125.0 million (plus costs and fees) (the "2008 MEC Loan"); and a debtor-in-possession loan extended to MEC in connection with MEC's Chapter 11 proceedings (the "DIP Loan"). For the three-month period ended March 31, 2011, the Company did not receive interest and other income from MEC as the loans were settled on April 30, 2010. For the three-month period ended March 31, 2010, the Company received interest and other income of $0.8 million relating to the DIP loan.

A summary of the changes in the valuation allowance related to the loans receivable from MEC is as follows:

	Three Months Ended March 31,
	2011	2010
Balance, beginning of period	$—	$90,800
Impairment provision (recovery) related to loans receivable from MEC	—	—

Balance, end of period	$—	$90,800

4.     DISCONTINUED OPERATIONS

As a result of the approval by the holders of MID's Class A Subordinate Voting Shares and Class B Shares and the Ontario Superior Court of Justice of the Arrangement (note 1), the Company has presented the Racing & Gaming Business, as well as the Company's lands held for development and associated assets and liabilities and a property located in the United States, which were previously presented in the Real Estate Business segment, as discontinued operations in the accompanying unaudited interim consolidated financial statements.

The Company's results of operations related to the discontinued operations for the three-month periods ended March 31, 2011 and 2010 are shown in the following table:

	Three Months Ended March 31,
	2011	2010
Revenues	$173,923	$20

Purses, awards and other	98,806	—
Operating costs	48,150	—
General and administrative	10,298	485
Depreciation and amortization	3,380	58
Interest income	(206)	(164)
Foreign exchange gains	(33)	—
Equity loss	2,870	—

Income (loss) before income taxes	10,658	(359)
Income tax recovery	(188)	(134)

Income (loss) from discontinued operations	$10,846	$(225)

MI Developments Inc.      2011    37

The Company's assets and liabilities related to discontinued operations at March 31, 2011 and December 31, 2010 are shown below. At March 31, 2011, all assets and liabilities related to discontinued operations are classified as current as they are expected to be transferred to the Stronach Shareholder pursuant to the Arrangement within one year from the consolidated balance sheet date.

As at	March 31, 2011	December 31, 2010
ASSETS
Current assets:
Cash and cash equivalents	$22,704	$18,675
Restricted cash	5,865	9,334
Accounts receivable	49,509	27,212
Income taxes receivable	657	715
Receivable from Reorganized MEC	13,189	5,689
Inventories	5,104	4,763
Prepaid expenses and other	5,006	5,727
Real estate properties, net	486,896	—
Fixed assets, net	14,591	—
Other assets, net	40,564	—
Intangible assets, net	23,218	—
Goodwill	8,603	—
Future tax assets	991	—

	676,897	72,115

Receivable from Reorganized MEC	—	7,500
Real estate properties, net	—	484,445
Fixed assets, net	—	15,012
Other assets, net	—	38,629
Intangible assets, net	—	24,753
Goodwill	—	8,603
Future tax assets	—	967

	—	579,909

Total assets	$676,897	$652,024

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$47,205	$46,838
Income taxes payable	13	80
Deferred revenue	2,728	3,624
Other long-term liabilities	4,358	—
Future tax liabilities	28,867	—

	83,171	50,542

Other long-term liabilities	—	4,340
Future tax liabilities	—	28,805

	—	33,145

Total liabilities	$83,171	$83,687

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The Company's commitments and contingencies that are related to the discontinued operations are described below. It is anticipated that these commitments and contingencies will be assumed on closing of the Arrangement by the Stronach Shareholder:

(a)
The Racing & Gaming Business operations generate a substantial amount of its revenues from wagering activities and is subject to the risks inherent in the ownership and operation of its racetracks. These include, among others, the risks normally associated with changes in the general economic climate, trends in the gaming industry, including competition from other gaming institutions and state lottery commissions, and changes in tax laws and gaming laws.

(b)
The Company has provided indemnities related to surety bonds issued in the process of obtaining licences and permits at certain of the Racing & Gaming Business racetracks and to guarantee various construction projects related to activities of its subsidiaries. At March 31, 2011, these indemnities amount to $5.4 million, with expiration dates through 2013.

(c)
At March 31, 2011, the Company's contractual commitments for the discontinued operations related to construction and development projects outstanding amounted to approximately $1.2 million.

(d)
In addition to the letters of credit issued under the Company's credit facilities (note 7), the Company had $1.2 million of letters of credit issued relating to discontinued operations with various financial institutions at March 31, 2011 to guarantee various construction projects. These letters of credit are secured by cash deposits of the Company.

(e)
In August 2010, the Company introduced the creation of the "Preakness 5.5", a bonus program which could award an aggregate of $5.5 million to the winner of the Preakness Stakes in May 2011. The bonus will be shared between the horse owner and the trainer. In order to qualify for the Preakness 5.5, two pre-qualifying races must be won. XpressBet will also sponsor the "XpressBet .55", a prize of $550 thousand awarded to the winner of the 2011 Preakness if that horse was not eligible for the Preakness $5.5 million bonus but was a runner in one of the pre-qualifying races and finished first, second or third at the second pre-qualifying race. The Company has acquired insurance coverage in the amount of $4.25 million for the Preakness 5.5 program. Since additional insurance coverage has not been obtained, the Company is committed to award the remaining $1.25 million if there is a winner of the Preakness 5.5. In addition, the Company has acquired insurance coverage in the amount of $550 thousand for the XpressBet ..55 program. There is one horse that is eligible to win the Preakness $5.5 million bonus in May 2011.

(f)
In September 2010, the Company announced the introduction of the "Black-Eyed Susan 2.2", a bonus program that could award an aggregate of $2.2 million to the winning horse owner and trainer of the Black-Eyed Susan Stakes in May 2011. To qualify for the Black-Eyed Susan Stakes, a three-year-old horse must first win two pre-qualifying races plus the Gulfstream Park Oaks race. Also, the Company has committed to award the "XpressBet Consolation Prize", an aggregate of $220 thousand to the horse owner and trainer if they are a runner in a pre-qualifying race of the Black-Eyed Susan 2.2, finished first, second or third in the Gulfstream Park Oaks race and wins the Black-Eyed Susan Stakes. In addition, the Company is committed to award $50 thousand for the "AmTote Jockey Bonus". This prize is awarded to the Black-Eyed Susan Stakes winning jockey who wins one of the qualifying races and competes in at least one other qualifying race. The Company acquired insurance coverage in the amount of $2.2 million for the Black-Eyed Susan 2.2 bonus program. In addition, the Company is committed to award the XpressBet Consolation Prize and the AmTote Jockey Bonus should there be a winner as described above. There are no eligible horse owners to win the Black-Eyed Susan 2.2.

(g)
On March 4, 2007, certain of the Transferred Assets entered into a series of agreements with Churchill Downs Incorporated ("CDI") in order to enhance wagering integrity and security, to own and operate HRTV®, to buy and sell horse racing content and to promote the availability of horse racing signals to customers worldwide. These agreements involved the formation of a joint venture, TrackNet Media Group, LLC ("TrackNet"), a reciprocal content swap agreement and the purchase by CDI from the Transferred Assets of a 50% interest in HRTV®. Under the reciprocal content swap agreement, the Company and CDI exchanged their respective horse racing signals. Both the Company and CDI are

MI Developments Inc.      2011    39

  required to make capital contributions, as required, on an equal basis, to fund the operations of HRTV, LLC. The TrackNet joint venture ceased operations and is in the process of being dissolved.

(h)
In May 2005, a Limited Liability Company Agreement was entered into between certain of the Transferred Assets and Forest City concerning the development of The Village at Gulfstream Park™, an outdoor shopping and entertainment centre adjacent to Gulfstream Park that opened in February 2010. Forest City contributed $15.0 million as an initial capital contribution. The Company is obligated to contribute 50% of any equity amounts in excess of $15.0 million, as required. If the Company or Forest City fail to make required capital contributions when due, then either party to the agreement may advance such funds to the Limited Liability Company, equal to the required capital contributions, as a recourse loan or as a capital contribution for which the capital accounts of the partners would be adjusted accordingly. Upon the opening of The Village at Gulfstream Park™, annual cash receipts (adjusted for certain disbursements and reserves) will first be distributed to the Forest City partner, subject to certain limitations, until such time as the initial contribution accounts of the partners are equal. Thereafter, the cash receipts are generally expected to be distributed to the partners equally, provided they maintain their equal interest in the partnership. The annual cash payments made to the Forest City partner to equalize the partners' initial contribution accounts will not exceed the amount of the annual ground rent.

(i)
On May 8, 2008, the Los Angeles Turf Club, Incorporated ("LATC") commenced civil litigation in the District Court in Los Angeles for breach of contract. It is seeking damages in excess of $8.4 million from Cushion Track Footing USA, LLC and other defendants for failure to install a racing surface at Santa Anita Park suitable for the purpose for which it was intended. The defendants were served with the complaint and filed a motion to dismiss the action for lack of personal jurisdiction. On October 20, 2008, the presiding judge denied the defendants' motions. The defendants have filed answers and cross complaints against all other vendors who participated in the removal and construction of the track. In addition, the defendants filed a counter-claim against LATC, which was dismissed. A court-ordered mediation was held on December 1, 2010 and the mediator had requested the defendants to provide additional documents by December 24, 2010. The documents are being reviewed by the mediator. The Company is considering what further actions to undertake regarding this litigation.

(j)
The California Regional Water Quality Control Board (the "Control Board") requires that Santa Anita Park apply for, and keep in force, a wastewater discharge permit which governs and regulates the amount of contaminated water that may be discharged into the storm drain and water table as a result of maintenance of the horse population on site. With the issuance of the permit in 2006, there are certain compliance efforts the Control Board requested that management address over the five-year permit period. The Control Board has not given deadlines for immediate compliance nor is Santa Anita Park's current permit at risk for non-compliance. Citations are not expected unless Santa Anita Park does not make an effort to comply. Upon receipt of the permit, Santa Anita commenced discussions with the Control Board regarding the nature of the compliance requests and commenced the planning process as to how Santa Anita Park would address these requirements. A number of these requirements have been or are expected to be addressed through planned capital projects. Given the fact that a number of these remediation requirements would be better addressed through capital projects rather than merely a repair or fix of existing facilities, the ultimate cost of remediation will be impacted by the decision on how to best address the remediation requirement. This process will span several years as Santa Anita Park addresses each of these requirements. The exact scope, cost and timing of the remediation efforts have not been finalized and a compliance plan has not been agreed upon with the Control Board. It has been concluded that no accrual is required at March 31, 2011, since the Control Board had granted a permit for a five-year period, there were no manifestations by the Control Board for immediate compliance and Santa Anita Park had not finalized a compliance plan with the Control Board.

40    MI Developments Inc.      2011

(k)
At March 31, 2011, the Company had commitments under operating leases requiring future minimum annual rental payments as follows:

2012	$1,818
2013	1,482
2014	1,179
2015	949
2016	668
Thereafter	—

$6,096

5.     REAL ESTATE PROPERTIES

Real estate properties consist of:

As at	March 31, 2011	December 31, 2010
		(restated — note 4)
Revenue-producing properties
Land and improvements	$222,994	$214,617
Buildings, parking lots and roadways — cost	1,452,697	1,408,576
Buildings, parking lots and roadways — accumulated depreciation	(479,974)	(453,878)

	1,195,717	1,169,315

Development properties
Land and improvements	968	917
Properties under development	24,245	10,324

	25,213	11,241

	$1,220,930	$1,180,556

6.     OTHER ASSETS

Other assets consist of:

As at	March 31, 2011	December 31, 2010
		(restated — note 4)
Deferred leasing costs	$1,319	$1,333
Long-term receivables	831	958
Tenant inducements	2,004	2,065

	$4,154	$4,356

MI Developments Inc.      2011    41

7.     BANK INDEBTEDNESS AND LONG-TERM DEBT

(a)
Bank Indebtedness

  The Company has an unsecured senior revolving credit facility in the amount of $50.0 million that is available by way of U.S. or Canadian dollar loans or letters of credit (the "MID Credit Facility") and matures on December 22, 2011, unless further extended with the consent of both parties. Interest on drawn amounts is calculated based on an applicable margin determined by the ratio of funded debt to earnings before interest, income tax expense, depreciation and amortization. The Company is subject to interest at LIBOR or bankers' acceptance rates, in each case plus 2.75%, or the U.S. base or Canadian prime rate, in each case plus 1.75%. At March 31, 2011, the Company had Cdn. $13.0 million ($13.4 million) drawn under the MID Credit Facility (December 31, 2010 — Cdn. $13.0 million) and had issued letters of credit totalling $2.8 million (December 31, 2010 — $2.9 million). The weighted average interest rate on the loans outstanding under the MID Credit Facility at March 31, 2011 was 5.06%. At May 12, 2011, Cdn. $16.0 million was drawn under the MID Credit Facility.

  The Company intends to amend the MID Credit Facility to allow for the change in control of the Company pursuant to the Arrangement (note 1).

(b)
Long-term Debt

  The Company had a mortgage in the amount of $2.3 million which bore interest at 8.1% per annum with a maturity date in January 2011. The mortgage was fully repaid in January 2011.

8.     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

As at	March 31, 2011	December 31, 2010
		(restated — notes 2(b), 4)
Accounts payable	$8,897	$6,805
Accrued salaries and wages	550	504
Accrued interest payable	4,649	390
Accrued construction payable	8,056	6,854
Accrued director share-based compensation	4,442	4,237
Other accrued liabilities	5,375	5,242

	$31,969	$24,032

9.     CONTRIBUTED SURPLUS

Changes in the Company's contributed surplus are shown in the following table:

	Three Months Ended March 31,
	2011	2010
Contributed surplus, beginning of period	$59,020	$58,575
Stock-based compensation	—	4

Contributed surplus, end of period	$59,020	$58,579

42    MI Developments Inc.      2011

10.     ACCUMULATED OTHER COMPREHENSIVE INCOME

Changes in the Company's accumulated other comprehensive income are shown in the following table:

	Three Months Ended March 31,
	2011	2010
Accumulated other comprehensive income, beginning of period	$175,941	$198,182
Foreign currency translation adjustment(i)	34,603	(22,863)

Accumulated other comprehensive income, end of period(ii)	$210,544	$175,319

(i)
The Company incurs unrealized foreign currency translation gains and losses related to its self-sustaining operations having functional currencies other than the U.S. dollar. During the three-month period ended March 31, 2011, the Company reported unrealized currency translation gains primarily due to the strengthening of the euro and Canadian dollar against the U.S. dollar. During the three-month period ended March 31, 2010, the Company reported unrealized currency translation losses primarily from the weakening of the euro against the U.S. dollar, which were partially offset by currency translation gains primarily due to the strengthening of the Canadian dollar against the U.S. dollar.

(ii)
Accumulated other comprehensive income consists of:

As at	March 31, 2011	December 31, 2010
Foreign currency translation adjustment	$210,664	$176,061
Net unrecognized actuarial pension losses	(120)	(120)

	$210,544	$175,941

11.     STOCK-BASED COMPENSATION

On August 29, 2003, the Board approved the Incentive Stock Option Plan (the "MID Plan"), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. Amendments to the MID Plan were approved by the Company's shareholders at the May 11, 2007 Annual and Special Meeting, and became effective on June 6, 2007. At March 31, 2011, a maximum of 2.61 million MID Class A Subordinate Voting Shares are available to be issued under the MID Plan.

MID has granted stock options to certain directors and officers to purchase MID Class A Subordinate Voting Shares. Except for the options granted on November 12, 2009 and August 18, 2010, as described below, such options have generally been granted with 1/5th of the options vesting on the date of grant and the remaining options vesting over a period of four years at a rate of 1/5th on each anniversary of the date of grant. On November 12, 2009, MID granted to the outside directors and to management an aggregate of 455,000 stock options to acquire MID's Class A Subordinate Voting Shares. The options granted vested 50% on the date of grant, 25% on the first anniversary of the date of grant and 25% on the second anniversary of the date of grant. On August 18, 2010, MID granted to outside directors an aggregate of 95,000 stock options to acquire MID's Class A Subordinate Voting Shares. The options granted vested 50% on the date of grant and 50% on the first anniversary of the date of grant. On December 23, 2010, all issued and unvested options were fully vested by amendment to the stock option agreements and as a result, at March 31, 2011, there is no unrecognized compensation expense relating to outstanding options. Options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MID with each recipient of options.

MI Developments Inc.      2011    43

A reconciliation of the changes in stock options outstanding is presented below:

	2011		2010
	Number	Weighted Average Exercise Price (Cdn. $)	Number	Weighted Average Exercise Price (Cdn. $)
Stock options outstanding, January 1	835,000	22.66	881,544	24.50
Cancelled or forfeited	—	—	(121,544)	26.25

Stock options outstanding, March 31	835,000	22.66	760,000	24.22

Stock options exercisable, March 31	835,000	22.66	537,500	27.24

On April 1, 2011, an aggregate of 415,000 stock options were exercised by directors of the Company.

The Company estimates the fair value of stock options at the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of freely traded options, which are fully transferable and have no vesting restrictions. In addition, this model requires the input of subjective assumptions, including expected dividend yields, future stock price volatility and expected time until exercise. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions outside of the Company's control. Because the Company's outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide the only measure of the fair value of the Company's stock options.

Effective November 3, 2003, MID established a Non-Employee Director Share-Based Compensation Plan (the "DSP"), which provides for a deferral of up to 100% of each outside director's total annual remuneration from the Company, at specified levels elected by each director, until such director ceases to be a director of the Company. The amounts deferred are reflected by notional deferred share units ("DSUs") whose value reflects the market price of the Company's Class A Subordinate Voting Shares at the time that the particular payment(s) to the director is determined. The value of a DSU will appreciate or depreciate with changes in the market price of the Class A Subordinate Voting Shares. The DSP also takes into account any dividends paid on the Class A Subordinate Voting Shares. Effective January 1, 2005, all directors were required to receive at least 50% of their Board and Committee compensation fees (excluding Special Committee fees, effective January 1, 2006) in DSUs. On January 1, 2008, the DSP was amended such that this 50% minimum requirement is only applicable to Board retainer fees. Under the DSP, when a director leaves the Board, the director receives a cash payment at an elected date equal to the value of the accrued DSUs at such date. There is no option under the DSP for directors to receive Class A Subordinate Voting Shares in exchange for DSUs.

A reconciliation of the changes in DSUs outstanding is presented below:

	Three Months Ended March 31,
	2011	2010
DSUs outstanding, beginning of period	156,357	115,939
Granted	1,355	14,000
Redeemed	—	(11,640)

DSUs outstanding, end of period	157,712	118,299

44    MI Developments Inc.      2011

During the three-month period ended March 31, 2010, 11,640 DSUs were redeemed by a director, who left the Board in 2009, for cash proceeds of $143 thousand.

During the three-month period ended March 31, 2011, the Company recognized stock-based compensation expense of $333 thousand (2010 — $266 thousand), which includes an expense of $333 thousand (2010 — $262 thousand) pertaining to DSUs.

12.     EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share for the three-month periods ended March 31, 2011 and 2010 are computed as follows:

	Three Months Ended March 31,
	2011	2010
		(restated — note 4)
Income from continuing operations	$12,875	$15,354
Income (loss) from discontinued operations	10,846	(225)

Net income	$23,721	$15,129

Weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands)	46,708	46,708
Adjustment:
Stock options	239	—

	46,947	46,708

Basic earnings (loss) per Class A Subordinate Voting or Class B Share
— from continuing operations	$0.28	$0.33
— from discontinued operations	0.23	(0.01)

	$0.51	$0.32

Diluted earnings (loss) per Class A Subordinate Voting or Class B Share
— from continuing operations	$0.27	$0.33
— from discontinued operations	0.23	(0.01)

	$0.50	$0.32

The computation of diluted earnings (loss) per share for the three-month periods ended March 31, 2011 and 2010 excludes the effect of the potential exercise of 335,000 and 881,544 options, respectively, to acquire Class A Subordinate Voting Shares of the Company because these options were not "in the money".

MI Developments Inc.      2011    45

13.     DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)
Items not involving current cash flows are shown in the following table:

	Three Months Ended March 31,
	2011	2010
		(restated — note 4)
Straight-line rent adjustment	$384	$221
Stock-based compensation expense	—	266
Depreciation and amortization	10,635	10,471
Future income taxes	(927)	(91)
Other	90	85

	$10,182	$10,952

(b)
Changes in non-cash working capital balances are shown in the following table:

	Three Months Ended March 31,
	2011	2010
		(restated — note 4)
Accounts receivable	$(1,805)	$55
Loans receivable from MEC, net	—	(2)
Prepaid expenses and other	1,397	337
Accounts payable and accrued liabilities	5,987	(512)
Income taxes	2,513	(667)
Deferred revenue	349	(1,692)

	$8,441	$(2,481)

14.  DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE INFORMATION

(a)
Derivative Financial Instruments

  The Company periodically purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions. At March 31, 2011, the Company held a foreign exchange forward contract to purchase U.S. $1.2 million and sell Cdn. $1.1 million. This contract matured on April 1, 2011 and was entered into by the Company's corporate operations with a Canadian dollar functional currency to mitigate its foreign exchange exposure on a U.S. dollar denominated liability. At March 31, 2011, the Company also held a foreign exchange forward contract to purchase U.S. $4.4 million and sell Cdn. $4.3 million. This contract matured on April 14, 2011 and was entered into by the Company, having a Canadian dollar functional currency to mitigate its foreign exchange exposure on its dividends declared on March 10, 2011 and payable on April 15, 2011. Based on foreign exchange rates at March 31, 2011, the fair value of these foreign exchange forward contracts at March 31, 2011 was a liability of approximately $24 thousand, which is included in "accounts payable and accrued liabilities" on the Company's consolidated balance sheets. At December 31, 2010, the Company did not have any foreign exchange forward contracts outstanding.

46    MI Developments Inc.      2011

  The following tables summarize the impact of these derivative financial instruments on the Company's unaudited interim consolidated financial statements as at March 31, 2011 and December 31, 2010 and for the three-month periods ended March 31, 2011 and 2010:

As at	March 31, 2011	December 31, 2010
Derivatives not designated as hedging instruments
Foreign exchange forward contracts
— included in accounts payable and accrued liabilities	$24	$—

	Location of Losses (Gains) Recognized in Income on Derivatives	Amount of Losses (Gains) Recognized in Income on Derivatives
Three Months Ended March 31,		2011	2010
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Foreign Exchange Losses (Gains)	$24	$(56)

(b)
Fair Value Measurements

  Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. ASC 820, "Fair Value Measurements and Disclosures", establishes a fair value hierarchy which is summarized below:

Level 1:	Fair value determined based on quoted prices in active markets for identical assets or liabilities.
Level 2:	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.
Level 3:	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

  The following table represents information related to the Company's assets and liabilities measured at fair value on a recurring and nonrecurring basis and the level within the fair value hierarchy in which the fair value measurements fall:

As at March 31, 2011	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
ASSETS AND LIABILITIES CARRIED AT FAIR VALUE ON A RECURRING BASIS
Assets carried at fair value
Cash and cash equivalents — continuing operations	$75,384	$—	$—
Cash and cash equivalents — discontinued operations	22,704	—	—
Restricted cash — discontinued operations	5,865	—	—
Liabilities carried at fair value
Foreign exchange forward contracts(i)	—	24	—

MI Developments Inc.      2011    47

As at December 31, 2010	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
ASSETS CARRIED AT FAIR VALUE ON A RECURRING BASIS
Assets carried at fair value
Cash and cash equivalents — continuing operations	$66,732	$—	$—
Cash and cash equivalents — discontinued operations	18,675	—	—
Restricted cash — discontinued operations	9,334	—	—

ASSETS CARRIED AT FAIR VALUE ON A NONRECURRING BASIS
Trademark — discontinued operations	$—	$—	$3,800
Goodwill — discontinued operations	—	—	7,191
Development properties — Land and improvements — discontinued operations	—	—	39,449

  (i)
  Foreign exchange forward contracts are a Level 2 fair value measurement as the fair value of the contracts are determined based on foreign exchange rates in effect at March 31, 2011.

  (ii)
  The fair value of the senior unsecured debentures is determined using the quoted market price of the senior unsecured debentures. At March 31, 2011, the fair value of the senior unsecured debentures was approximately $290.4 million.

15.  COMMITMENTS AND CONTINGENCIES

(a)
In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

(b)
The Company has learned of the filing of a Statement of Claim (commenced by a Notice of Action) against it and certain of its current and former directors and officers with the Ontario Superior Court of Justice by certain shareholders alleging, among other things, that directors of MID breached their duties in connection with certain transactions with MEC. MID has not been served with this Statement of Claim or Notice of Action. The Company believes that this claim is entirely without merit. These shareholders filed the claim on May 21, 2010, but did not serve it upon MID or any of the other defendants. As part of the Arrangement, the shareholders who filed the claim have agreed to dismiss it without costs at the time the Arrangement is implemented.

(c)
On February 15, 2011, Power Plant Entertainment Casino Resorts Indiana, LLC, PPE Casino Resorts Maryland, LLC and The Cordish Company (the "Plaintiffs") sued, among other defendants, MID, certain subsidiary entities and joint ventures, including MJC and certain of its subsidiaries (collectively, the "MJC Entities"), as well as MID's Chairman and Chief Executive Officer, Mr. Frank Stronach, in the Circuit Court for Baltimore City in Baltimore, Maryland. The claims asserted in the Plaintiffs' complaint against MID, the MJC Entities and Mr. Stronach (the "Complaint") are alleged to have arisen from events that occurred in Maryland in connection with the referendum conducted in November 2010 concerning the award of a gaming license to one of the Plaintiffs to conduct alternative gaming at the Arundel Mills Mall. The

48    MI Developments Inc.      2011

  Complaint asserts a number of claims against all the defendants including, among other allegations, that MID and Mr. Stronach, along with a number of other defendants, engaged in actions to defame the Plaintiffs by distributing allegedly false information concerning the Plaintiffs and their operations of a gaming facility in Indiana. The specific claims asserted against MID, the MJC Entities and Mr. Stronach are for alleged civil conspiracy, false light invasion of privacy and defamation. The Complaint seeks an award of damages against all defendants in the amount of $300 million in compensatory damages and $300 million in punitive damages. The Company believes this claim is without merit. On March 25, 2011, a number of defendants, including the MJC Entities and MID, filed a motion in the Circuit Court for Baltimore City, seeking to have the action transferred to the Circuit Court for Anne Arundel County. The Plaintiffs filed an opposition to the motion to transfer on April 22, 2011 and a hearing on the motion is scheduled for June 13, 2011.

(d)
As at March 31, 2011, pursuant to the Arrangement (note 1), the Real Estate Business is expected to contribute to the Racing & Gaming Business $15.4 million of cash representing the shortfall in the working capital position at January 1, 2011 and the $3.8 million monthly funding to June 30, 2011.

(e)
In addition to the letters of credit issued under the Company's credit facilities (note 7), the Company had $1.1 million of letters of credit issued relating to the Real Estate Business' continuing operations with various financial institutions at March 31, 2011 to guarantee various construction projects. These letters of credit are secured by cash deposits of the Company.

(f)
At March 31, 2011, the Company's contractual commitments for the Real Estate Business' continuing operations related to construction and development projects outstanding amounted to approximately $18.7 million.

(g)
On November 14, 2006, MEC completed the sale to PA Meadows, LLC of all the outstanding shares of Washington Trotting Association, Inc., Mountain Laurel Racing, Inc. and MEC Pennsylvania Racing, Inc. (collectively "The Meadows") through which MEC owned and operated The Meadows, a standardbred racetrack in Pennsylvania. On closing, MEC received cash consideration and a holdback agreement ("The Meadows Holdback Agreement"), under which $25.0 million was payable to MEC over a five-year period, subject to the offset for certain indemnification obligations as well as the purchaser having available excess cash flow. In April 2009, MEC estimated $10.0 million (less certain offsets) was payable based upon certain triggering events in The Meadows Holdback Agreement, however, payment was not made by PA Meadows, LLC. Accordingly, MEC commenced litigation proceedings for collection of the $10.0 million proceeds plus interest. In addition, in February 2010 and February 2011, an additional $5.0 million, less certain offsets, for each year was considered owing under the terms of The Meadows Holdback Agreement; however, payments were not made. As part of the acquisition of the Transferred Assets (note 2(b)), MID received the right to receive any payments under The Meadows Holdback Agreement. In February 2011, an unfavourable decision was made by the court concerning the motion for summary judgment made by MEC with respect to whether any amounts were owed from certain triggering events under The Meadows Holdback Agreement. As a result, MID expects that payments from The Meadows Holdback Agreement will commence once the purchaser has available excess cash flow, if any. In connection with the Arrangement (note 1), any proceeds received from PA Meadows, LLC will be shared equally between the Company and the Stronach Shareholder.

MI Developments Inc.      2011    49

Corporate Information

Board of Directors	Officers	Office Location

Frank Stronach
Chairman of the Board
Dennis J. Mills
Vice Chairman
Senator Rod A.A. Zimmer
Lead Director
Member of the Senate of Canada
and President of
The Gatehouse Corporation
Franz Deutsch
President,
Austrian Canadian Business Club
Benjamin Hutzel
Retired Partner,
Bennett Jones LLP
Manfred Jakszus
Corporate Director
Heribert Polzl
President,
H. Polzl Consulting Ltd.

Frank Stronach
Chairman
and Chief Executive Officer
Don Cameron
Chief Operating Officer
John Simonetti
Interim Chief Financial Officer
Vito Ciraco
Vice President
and Associate General Counsel
Lorne Kumer
Vice President, Real Estate

MI Developments Inc.
455 Magna Drive, 2nd Floor
Aurora, Ontario, Canada    L4G 7A9
Phone: (905) 713-6322
Fax: (905) 713-6332
www.midevelopments.com
 Investor Relations Queries
 John Simonetti
Interim Chief Financial Officer
(905) 726-7133

Lorne Weiss	Transfer Agents and Registrars
Wealth Advisor and Associate Director,
Wealth Management, ScotiaMcLeod	Canada	United States
	Computershare Trust Company of Canada 100 University Avenue Toronto, Ontario, Canada M5J 2Y1 Phone: 1 (800) 564-6253 www.computershare.com	Computershare Trust Company N.A. 250 Royall Street Canton, Massachusetts, USA 02021 Phone: 1 (800) 962-4284

Exchange Listings
Class A Subordinate Voting Shares	–	Toronto Stock Exchange (MIM.A)
	–	New York Stock Exchange (MIM)
Class B Shares	–	Toronto Stock Exchange (MIM.B)

Please refer to our website (www.midevelopments.com) for information on MID's compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.
Publicly Available Documents

Copies of the financial statements for the year ended December 31, 2010 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Other required securities filings can also be found on EDGAR and SEDAR.

MI Developments Inc. 455 Magna Drive, 2nd Floor Aurora, Ontario Canada L4G 7A9 Phone: (905) 713-6322 Fax: (905) 713-6332 www.midevelopments.com

QuickLinks

  Exhibit 99.1
MI DEVELOPMENTS ANNOUNCES 2011 FIRST QUARTER RESULTS